Exhibit 99.2

Management’s Discussion & Analysis

OVERVIEW

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. The following is a geographic breakdown of locations by trade name and location as at March 17, 2026.

Boyd Group Services Inc

1,307 locations

BOYD Autobody & Glass — 46 locations

Alberta	16
British Columbia	13
Manitoba	13
Saskatchewan	4

Assured — 87 locations

Ontario	82
Nova Scotia (+5)*	5

The above numbers include 33 intake locations, net of one closed location

Gerber Collision & Glass — 1,174 locations

Florida (+44)*	122	Colorado	22
Texas (+58)*	98	Virginia (+21)*	22
Michigan	77	Maryland (+7)*	21
Illinois (+4)*	70	Arkansas (+13)*	16
Alabama (+46)*	60	Minnesota (+2)*	16
Georgia (+18)*	59	Nevada (+8)*	16
California (+1)*	53	Pennsylvania (+1)*	15
North Carolina (+13)*	50	Kentucky (+8)*	14
New York	41	Hawaii (+5)*	11
Wisconsin (+1)*	39	Kansas	11
Indiana (+3)*	38	Oregon	11
Washington	38	Mississippi (+10)*	10
Louisiana (+11)*	36	Iowa (+1)*	7
Oklahoma (+8)*	36	Utah	5
South Carolina (+17)*	36	Nebraska (+1)*	4
Ohio (+1)*	35	West Virginia (+2)*	2
Tennessee (+16)*	31	Idaho	1
Arizona (+1)*	26	New Jersey (+1)*	1
Missouri (+7)*	24		

The above numbers include five intake location and two fleet locations co-located with collision repair centers, net of four closed location

Glass America

Gerber Collision & Glass

Auto Glass Authority — Experience the Difference...

Auto Glass Only.com

Gerber National Claim Services

MAS mobile auto solutions

Volta

* Locations added in 2025 and up to March 17, 2026

Boyd provides collision repair services to insurance companies and individual vehicle owners, with a high percentage of the Company’s revenue being derived from insurance-paid collision repair services.

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively.

The following review of BGSI’s operating and financial results for the year ended December 31, 2025, including material transactions and events of BGSI up to and including March 17, 2026, as well as management’s expectations for the year ahead, should be read in conjunction with the annual audited consolidated financial statements of BGSI for the year ended December 31, 2025, included on pages 54 to 102 of the annual report, and as filed on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov.

SIGNIFICANT EVENTS

On February 26, 2025, BGSI announced the launch of its latest five-year goal designed to drive growth and enhance profitability through 2029.

On March 17, 2025, the BGSI Board of Directors declared a cash dividend for the first quarter of 2025 of C$0.153 per common share. The dividend was paid on April 28, 2025 to common shareholders of record at the close of business on March 31, 2025.

On May 15, 2025, BGSI announced that the nominees listed in the management proxy circular dated March 25, 2025 were elected as Directors of BGSI. Also effective this date, Timothy O’Day stepped down from his role as Chief Executive Officer and was succeeded by Brian Kaner.

On June 17, 2025, the BGSI Board of Directors declared a cash dividend for the second quarter of 2025 of C$0.153 per common share. The dividend was paid on July 29, 2025 to common shareholders of record at the close of business on June 30, 2025.

On August 20, 2025, BGSI announced that it had entered into an underwriting agreement to sell C$275 million principal amount of senior unsecured notes due 2033 pursuant to a private placement offering, at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. This offering closed on September 4, 2025. Additionally, BGSI entered into a fifth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $575 million with an accordion feature which can increase the facilities to a maximum of $875 million (the “Facilities”). The Facilities provide more favorable pricing and mature in August 2030. The existing $125 million Term Loan A maturing in March 2027 remains unchanged.

On August 29, 2025, BGSI announced the celebration of achieving its 1,000th location milestone on August 28, 2025 at a community event at a Gerber Collision and Glass location in Murfreesboro, Tennessee.

On September 17, 2025, the BGSI Board of Directors declared a cash dividend for the third quarter of 2025 of C$0.153 per common share. The dividend was paid on October 29, 2025 to common shareholders of record at the close of business on September 30, 2025.

On October 29, 2025, BGSI announced that it had entered into a definitive agreement to acquire Joe Hudson’s Collision Center (“Joe Hudson’s”) from TSG Consumer Partners LP, expanding the Company’s footprint by 258 collision locations across the U.S. Southeast. On January 7, 2026, BGSI announced that the regulatory requirements have been satisfied and as a result, the Company announced the closing of the acquisition on January 9, 2026.

On October 29, 2025, BGSI announced that it had entered into a bought deal agreement, pursuant to which the underwriters agreed to purchase 5.53 million common shares of BGSI at a price of US$141.00 per share, for gross proceeds of approximately US$780 million. On November 4, 2025, the Company announced the closing of this offering with a total of 6.36 million common shares issued, including 829,800 common shares following the exercise in full by the underwriters of their option to purchase additional common shares, for gross proceeds of approximately US$897 million. The common shares were offered to the public in Canada and the United States, representing BGSI’s initial public offering in the United States.

On October 30, 2025, BGSI announced that it had entered into an underwriting agreement to sell C$525 million principal amount of senior unsecured notes due 2030 pursuant to a private placement offering, at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.5% per annum, payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026. This offering closed on November 6, 2025.

On December 9, 2025, BGSI announced that it has amended its existing credit facilities to, among other things, (i) increase its revolving credit facilities to US$675 million, with an accordion feature which can increase the credit facilities to a maximum of US$1.075 billion, and (ii) facilitate the Company’s acquisition of Joe Hudson’s Collision Center. The amendments provide more favorable pricing and flexibility while maintaining the existing maturity of August 2030. The existing US$125 million Term Loan A maturing in March 2027 remains unchanged.

On December 17, 2025, the BGSI Board of Directors declared a cash dividend for the fourth quarter of 2025 of C$0.156 per common share. The dividend was paid on January 28, 2026 to common shareholders of record at the close of business on December 31, 2025.

On March 17, 2026, the BGSI Board of Directors declared a cash dividend for the first quarter of 2026 of C$0.156 per common share. The dividend will be paid on April 28, 2026 to common shareholders of record at the close of business on March 31, 2026.

In addition to the Joe Hudson’s acquisition, the Company completed and opened the following number of collision repair acquisitions and start up locations during the periods listed:

Location	Number of locations added through acquisition	Number of start ups	Total
January 1, 2025 to March 31, 2025	3	6	9
April 1, 2025 to June 30, 2025	4	4	8
July 1, 2025 to September 30, 2025	17	7	24
October 1, 2025 to December 31, 2025	19	10	29

	43	27	70

January 1, 2026 to March 17, 2026	3	3	6

Total	46	30	76

During the year ended December 31, 2025, the Company opened one start-up glass location, acquired two glass locations and one calibration business.

OUTLOOK

Industry conditions steadily improved throughout 2025 and into the early part of 2026. Based on fourth quarter claims processing platform data, the Company estimates that repairable claims volume declined in the range of 2-4% during the quarter. This represents a notable improvement compared to earlier in the year, when claims were down an estimated 9-10% in the first quarter, 6-8% in the second quarter and 3-5% in the third quarter. Thus far in 2026, the Company has continued to see sustained improvement in the key industry drivers that supported this recovery, including insurance premium inflation falling below overall CPI levels, insurance rate reductions across several carriers and increasing used vehicle prices.

In the early months of 2026, while winter storms benefitted Boyd’s northern regions, this benefit was partially offset by unusual storm activity in the U.S. South. These storms resulted in lower driving activity and therefore a short-term reduction in volume in Boyd’s southern locations, including Joe Hudson’s. As the quarter has progressed, the Company has seen volumes in the south normalize with overall same-store sales thus far tracking similar to fourth quarter levels.

Integration of Joe Hudson’s acquisition and realization of associated synergies are progressing well and remain in line with Boyd’s initial expectations. The Company has made solid progress with the integration of Joe Hudson’s during the early months of 2026 with conversion of approximately 44% of locations over to the Company’s information technology platforms and branding. This initiative is expected to be complete early in the second quarter.

As Boyd advances the integration of Joe Hudson’s, the Company remains well positioned to execute on the established pipeline of approximately eight to ten new start-up locations per quarter. In the first quarter of 2026, Boyd expects to open eight start-up locations, with an additional 24 currently in development through December 31, 2026. Start-up location development will be complemented by acquisitions, including single shop and small MSO acquisitions.

As in prior years, first quarter expenses are impacted by higher payroll taxes that occur early in the year, while the fourth quarter of 2025 benefited from reductions in expense accruals as certain estimates were firmed up at amounts lower than previously accrued.

In the long-term, management remains confident in its business model and its ability to enhance its industry position by expanding its presence in North America through strategic acquisitions alongside organic growth from Boyd’s existing operations. Through more than 30 years of disciplined execution, Boyd now operates over 1,300 locations across North America, and with the acquisition of Joe Hudson’s, Boyd has solidified the Company’s position as the second largest independent collision repair operator. Despite this success, Boyd’s market share remains modest in a highly fragmented industry of approximately 30,000 repair locations. This fragmentation provides significant consolidation and scale-driven efficiency opportunities for Boyd over the long-term.

BUSINESS ENVIRONMENT & STRATEGY

The collision repair industry in North America is estimated by Boyd to represent approximately $50 billion in annual revenue in 2024. The industry is highly fragmented, consisting of many small independent family owned businesses operating in local markets. It is estimated that car dealerships have approximately 15% of the total market. It is believed that multi-shop collision repair operators with greater than $20 million in annual revenues (including multi-unit car dealerships), now have approximately 42% of the total market.

Relationships with insurance companies are an important component of Boyd’s business model. Direct Repair Programs (“DRP’s) are agreements between insurance companies and collision repair shops designed to manage automobile repair claims more efficiently while enhancing customer satisfaction. Insurance companies select collision repair operators based on a range of performance criteria, including average cost of repair, cycle time, customer service, high quality repair and integrity in every interaction. Major insurers rely on performance-based criteria when selecting and retaining collision repair partners. Local and regional DRP’s, as well as national and self-managed DRP relationships, represent opportunities for Boyd to grow its business. Insurers have continued to consolidate DRP repair volumes among fewer number of repair shops, favouring multi-location collision operators to reduce the number and complexity of relationships required to manage their repair networks and deliver more consistent performance across markets. Boyd continues to develop and strengthen its DRP relationships in both Canada and the United States and believes it is well positioned to take advantage of these ongoing industry trends.

As described further under “Business Risks and Uncertainties”, operating results are expected to be subject to fluctuations or trends due to a variety of factors including availability of qualified employees, availability of parts, pricing by insurance companies, general operating effectiveness, automobile technologies, general and regional economic downturns, unemployment rates and weather conditions. A downturn in the economic climate has the potential to affect results negatively. Boyd has worked to mitigate this risk by continuing to focus on meeting insurance companies’ performance requirements, and in doing so, grow market share.

BUSINESS STRATEGY

Boyd’s strategy is centered on disciplined, long-term value creation through operational excellence, market densification, and expansion within the highly fragmented North American collision repair industry. The Company seeks to build and sustain leading market positions by increasing density, strengthening insurer relationships, and delivering consistent, high-quality service to customers. Growth is pursued through same-store sales improvement, targeted acquisitions, and new location development, supported by disciplined financial management. Continuous improvement initiatives are designed to enhance efficiency and margin performance over time. As a people-led organization, Boyd is focused on having the right talent in the right roles to deliver exceptional customer experiences and maintaining market leadership, and remain focused on attracting, developing, and retaining skilled employees through a culture of accountability, targeted recruitment and retention efforts, and investment in its Technician Development Program.

People

Having the right people in the right roles with the right capabilities enables Boyd to be a market leading operator delivering exceptional customer experiences. The workforce drives the success of Boyd’s business, and the Company strives to create an environment where employees can reach their full potential and build long-term careers. Boyd’s ambition is to be a top employer in the collision, calibration and glass sector by attracting, developing, and retaining the strongest talent in the industry enabled by a culture of accountability. Boyd is committed to addressing labor market challenges by focusing on retention and recruitment, investing in the Technician Development Program and focusing on opportunities for productivity improvements.

Growth

The Company’s long-term growth strategy is focused on the combination of same-store sales growth and new location growth with a focus on securing a leading position in all markets served. The Company expects to generate 3% to 5% in average annual growth from same-store sales growth and an additional 5% to 7% in average annual growth through the addition of new locations over the long-term. Beyond same-store sales growth and single shop expansion, Boyd will continue to be a strategic buyer of larger multi-location businesses, similar to the acquisition of Joe Hudson’s Collision Center, which was completed in early 2026.

Increasing same-store sales3 has a positive impact on financial performance. Boyd continues to pursue and execute on strategies to help grow same-store sales3, including a focus on growing car count volume through existing locations.

Boyd’s inorganic model for growth includes new start-up locations and single and multi-location acquisitions. The Company believes that start-up facilities offer several strategic of advantages. They allow Boyd to design and develop locations with an optimal footprint and operational flow, supporting efficiency and consistency across the network. These purpose-built locations also provide flexibility to accommodate evolving service capabilities, such as glass and calibration services, while enhancing the overall experience for customers and employees. When selecting sites for new start-up locations, Boyd follows a detailed go-to-market strategy that guides its location expansion, with the objective of establishing a leading position in each market it serves. The Company has developed a pipeline of approximately 8 to 10 new start-up locations per quarter. On an annual basis, Boyd expects approximately 50% of new location growth to come from start-ups with the remainder from single shop and small multi-location acquisitions.

Given the significant consolidation opportunities across the North American collision industry, Boyd expects to be able to continue to execute its proven growth strategy over the long-term.

Operational Excellence & Innovation

Operational excellence has been a key component of Boyd’s past success and has contributed to the Company being viewed as an industry leading service provider. Delivering on our customers’ expectations related to cost of repair, time to repair, quality and customer service are critical to being successful and being rewarded with same-store sales1 growth. The Company’s commitment to operational excellence is embodied in its mission and goal, which is condensed into a top of mind cheer for its employees which is ‘Wow every customer, be the best’.

In 2015, Boyd rolled out and implemented its Wow Operating Way process improvement initiative which is now in place at all of its locations, except newly acquired locations, where it will be implemented as part of acquisition integration. The Wow Operating Way is a series of systems, processes and measurements that drive excellence in customer satisfaction, repair cycle times and operational metrics. Boyd also conducts extensive customer satisfaction polling at all operating locations to assist in keeping customer satisfaction at the forefront of its mandate. In 2025, the Company further strengthened its focus on meeting the unique needs of each insurance carrier customer, aligning regional and field management compensation to support consistent execution and adherence to each carrier’s performance expectations.

Boyd is committed to growing the business through adjacent services, such as the internalization of scanning and calibration services, which represented 6% of total revenues in 2025. In the fourth quarter of 2025, 75% of Boyd’s scanning and calibration services were completed utilizing internal resources in the U.S. business, up from 53% in the fourth quarter of 2024

Initiatives such as the internalization of scanning and calibration services, progress in Boyd’s repair first strategy and focus on the use of cost effective alternative parts, deliver strong value by lowering repair costs for the Company’s customers and providing incremental gross margin to Boyd.

Maintain Cost Competitiveness

Boyd continues to manage its operating expenses as a percentage of sales. Over the last few years, Boyd has made incremental expense investments that are important for the long-term success of the business, including investing in key support functions. While expense management is critical, so is making the right expense investments. The Company is committed to returning to an Adjusted EBITDA margin of 14%, supported by Project 360, a company-wide transformational cost initiative launched in partnership with a leading global consulting firm during the fourth quarter of 2024. Project 360 is expected to result in $100 million in annual recurring cost savings over the plan period with upfront investment and transition costs incurred to achieve these benefits estimated to be in the $20-$23 million range. During 2025, approximately $40 million in cost savings were achieved through Project 360, including the successful launch of the indirect staffing model in April 2025 and direct and indirect procurement savings and $13.4 million of costs to achieve were incurred.

In addition to Project 360, Boyd expects to realize between $35-$45 million in synergies from the combination of Boyd and Joe Hudson’s operations and cost to achieve these synergies are estimated to be approximately $30 million in one-time costs and approximately $30 million in capital expenditures, with the majority of these costs being incurred during 2026. The synergies are expected to be achieved through direct and indirect procurement, densification benefits, improved margin on scanning and calibration and administrative and operational efficiencies. Management currently expects approximately 50% of the synergies to be realized in 2026, and the balance by 2028.

1 As defined in the non-GAAP financial measures and ratios section of the MD&A

To ensure disciplined execution, the same team that has been successfully executing our $100 million Project 360 cost transformation plan since its launch in the fourth quarter of 2024 will also oversee the realization of the Joe Hudson’s synergies. Going forward, these savings will be managed and disclosed as a single, integrated cost initiative totalling approximately $140 million. During 2025, approximately $40 million of savings were realized in 2025, with an additional $50 million expected in 2026 and the remaining $50 million to be realized between 2027 and 2029.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this Management’s Discussion & Analysis (“MD&A”), other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may, without limitation, be identified by words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark”, “expect”, “target” and “endeavour” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on such statements, as actual results may differ materially from those expressed or implied in such statements.

Forward-looking statements are subject to significant risks and are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, currently available information, expected future developments and other factors it believes are appropriate.

Although the Company believes the expectations, plans, intentions, and strategies reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, these statements relate to future events or the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. If one or more of these risks or uncertainties occur, or if the Company’s underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied in such forward-looking statements. No forward-looking statement is a guarantee of future results and they should not be unduly relied upon. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements, including but not limited to those described under the headings “Business Risks and Uncertainties” of BGSI’s Annual Information Form dated March 17, 2026 for the year ended December 31, 2025 and this MD&A. Forward-looking statements, assumptions and risks factors in this MD&A include, but are not limited to:

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

Boyd remains confident in its business model to enhance its industry position by expanding its presence in North America through strategic and accretive acquisitions alongside organic growth from Boyd’s existing operations.

Re-emergence of stability in economic conditions

Stability in employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Sales share growth will more than offset systemic changes in the industry and environment

Anticipated operating results would be accretive to overall Company results

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Inability of the Company to pass cost increases to customers over time

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Changes in weather conditions

Inability to maintain, replace or grow technician capacity could impact organic growth

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

The Company expects to generate 3% to 5% in average annual growth from same-store sales growth and an additional 5% to 7% in average annual growth through the addition of new locations over the long-term.

New location opportunities continue to be available and are at acceptable and accretive prices

Financing options continue to be available at reasonable rates and on acceptable terms and conditions

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

Anticipated operating results of new locations would be accretive to overall Company results

Initiatives to increase production capacity are successful

Project 360 is successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive

leverage as volume scales

Tariff impacts are offset by client pricing increases

Acquisition market conditions change and repair shop owner demographic trends change

Credit and refinancing conditions prevent or restrict the ability of the Company to continue growth strategies

Changes in market conditions and operating environment

Significant decline in the number of insurance claims

Integration of new stores is not accomplished as planned

Increased competition which prevents achievement of acquisition and revenue goals

Initiatives to increase production capacity take longer than expected or are not successful

Insurance premium inflation and overall economic uncertainty continue to impact claims volumes

Anticipated cost savings take longer than expected or are not fully realized

Client pricing is not adjusted to reflect tariff impacts

The Company is committed to returning to an Adjusted EBITDA margin of 14%, supported by Project 360. Project 360 is expected to result in $100 million in annual recurring cost savings. Going forward, these savings will be managed and disclosed as a single, integrated cost initiative totalling approximately $140 million from 2025 to 2029. During 2025, approximately $40 million of savings were realized, with an additional $50 million expected in 2026 and the remaining $50 million to be realized between 2027 and 2029.

The project is completed according to the estimated timeline

Cost savings initiatives have been appropriately identified

Adequate time and resources are dedicated to achieving cost savings objectives

Initiatives to increase production capacity are successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Cost savings realized differ from amounts originally anticipated

Timeframe for cost savings differs from original timeline

Initiatives to increase production capacity take longer than expected or are not successful

Anticipated cost savings take longer than expected or are not fully realized

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

Project 360 is expected to require investment and transition costs totaling in the $20-23 million range.

The actual cost for these expenditures agrees with the original estimate

The project and realization of synergies are completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Stated objective to gradually increase dividends over time.

Growing profitability of the Company and its subsidiaries

The continued and increasing ability of the Company to generate cash available for dividends

Balance sheet strength and flexibility is maintained and the dividend level is manageable taking into consideration bank covenants, growth requirements and maintaining a dividend level that is supportable over time

BGSI is dependent upon the operating results of the Company

Economic conditions deteriorate

Changes in weather conditions

Decline in the number of insurance claims

Loss of one or more key customers or loss of significant volume from any customer

Changes in government regulation

During 2026, the Company plans to make cash capital expenditures, excluding those related to acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. The investment expected in 2026 is in the range of $2 million to $4 million.

The actual cost for these capital expenditures agrees with the original estimate

The purchase, delivery and installation of the capital items is consistent with the estimated timeline

No other new capital requirements are identified or required during the period

All identified capital requirements are required during the period

Actual expenditures could be above or below 1.6% to 1.8% of sales

The timing of the expenditures could occur on a different timeline

BGSI may identify additional capital expenditure needs that were not originally anticipated

BGSI may identify capital expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

The integration of Joe Hudson’s is expected to deliver meaningful synergies that will benefit both businesses, including procurement savings, as well as operational efficiency improvements arising from enhanced density. Total synergies are projected to range between $35-$45 million, with approximately 50% anticipated in 2026 and the balance by 2028.

	The acquisition is completed according to the estimated timeline Synergy initiatives have been appropriately identified Adequate time and resources are dedicated to achieving synergy objectives	Synergies realized differ from amounts originally anticipated Timeframe for synergy realization differs from original timeline Anticipated synergies take longer than expected or are not fully realized

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

The integration and cost to achieve synergies on the Joe Hudson’s Collision Center acquisition are estimated to be approximately $30 million in one-time costs and approximately $30 million in capital expenditures, with the majority of these costs being incurred during 2026.

The actual cost for these expenditures agrees with the original estimate

The realization of synergies are completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

New locations that were not in operation for the full comparative period will contribute meaningfully as their sales mature over the next two to three year period.

Re-emergence of stability in economic conditions and employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Inability to maintain, replace or grow technician capacity

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs or opinions change.

Readers are cautioned that the foregoing table is not exhaustive. Readers should refer to the “Business Risks and Uncertainties” section of BGSI’s Annual Information Form dated March 17, 2026 for the year ended December 31, 2025, the “Business Risks and Uncertainties” and other sections of this MD&A and our other periodic filings with Canadian and U.S. securities regulatory authorities. All forward-looking statements presented herein should be considered in conjunction with such filings. All forward-looking statements contained herein are expressly qualified by the foregoing “Caution Concerning Forward-Looking Statements”.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information for BGSI over the prior three years:

For the years ended December 31,

(thousands of U.S. dollars, except per unit/share amounts)	2025	2024	2023

Sales	$3,142,794	$3,070,342	$2,945,988

Net earnings	$18,420	$24,544	$86,656

Adjusted net earnings (2)	$62,437	$48,479	$112,819

Basic and diluted earnings per share	$0.82	$1.14	$4.04

Adjusted net earnings per share (2)	$2.78	$2.26	$5.25

Cash dividends per share declared:

Share dividends (1)	$0.44	$0.44	$0.44

December 31,

(thousands of U.S. dollars)	2025	2024	2023

Total assets	$ 3,859,951	$ 2,464,189	$ 2,382,416

Total long-term financial liabilities	$ 1,663,711	$ 1,198,258	$ 1,082,067

(1) Dividends and distributions continue to be declared and paid in Canadian dollars. In 2025, the annual dividend declared totaled C$0.615 (2024 - C$0.603, 2023 - C$0.591)

(2) As defined in the non-GAAP financial measures and ratios section of the MD&A. In addition, the comparative figures have been restated to conform with current period presentation.

Acquisitions and new single location growth had the largest impact on growing sales from 2024 to 2025, partially offset by same-store sales declines. Sales in 2025 and 2024 compared to 2023 were negatively impacted by a decrease in same-store sales. This is consistent with market trends where industry sources report a year-over-year decrease in repairable claims within the range of 5-7% (2024 - 7-9%). While industry headwinds continued to impact same-store sales, the Company has continued to outperform the industry. In 2023, same-store sales benefited from high levels of demand for services that created leverage in the absorption of operating costs.

The decline in net earnings in 2025 compared to 2024 and 2023 was driven by reduced repairable claims volumes which resulted in decreases in both same-store and new location sales.This resulted in decreased leverage in the absorption of fixed costs. Net earnings was further decreased by acquisition and transformational cost initiatives of $22.6 million (net of tax) (2024 - $7.3 million; 2023 - $3.2 million). The acquisition costs of $12.6 million (net of tax) in 2025 (2024 - $4.1 million; 2023 - $3.2 million) included $9.1 million of costs related to the acquisition of Joe Hudson’s Collision Center. The transformational cost initiative expenses amounting to $9.9 million (net of tax) in 2025 (2024 - $3.2 million; 2023 - $nil) relate to the execution of Project 360. This includes the continued realization of the indirect staffing model and direct procurement cost efficiency initiatives, which has achieved cost savings of more than $30 million. Costs associated with acquisitions costs, including intangibles amortization arising from acquisitions, and transformational cost initiatives have been removed from the calculation of Adjusted Net Earnings.

The change in total assets and total long-term financial liabilities was significantly impacted by the Company’s issuance of senior unsecured notes and equity offerings to fund the acquisition of Joe Hudson’s that closed on January 9, 2026. In addition, fluctuations in total assets from 2023 to 2025 have primarily related to increases in property, plant and equipment, right of use assets and goodwill as a result of new location growth. During this timeframe, long-term financial liabilities were also impacted by financing of acquisitions and new location growth.

Since the end of 2007 through the end of 2025, BGSI increased dividends to shareholders. As of March 17, 2026 the dividend rate is C$0.156 per quarter or C$0.624 on an annualized basis.

BOYD GROUP SERVICES INC.

The consolidated financial statements of BGSI and its subsidiaries have been prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and contain the consolidated financial position, results of operations and cash flows of BGSI, the Company and the Company’s subsidiary companies for the year ended December 31, 2025.

NON-GAAP FINANCIAL MEASURES AND RATIOS

EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) should not be considered an alternative to net earnings in measuring the performance of BGSI, nor should it be used as an exclusive measure of cash flow. Readers are cautioned that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as reported by BGSI may not be comparable in all instances to EBITDA as reported by other companies.

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management, productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

The following is a reconciliation of BGSI’s net earnings to EBITDA and Adjusted EBITDA:

ADJUSTED EBITDA

	Three Months Ended December 31,		Year Ended December 31,
(thousands of U.S. dollars)	2025	2024	2025	2024

Net earnings	$4,790	$2,442	$18,420	$24,544

Add:

Finance costs	15,067	17,382	69,673	68,913

Income tax (recovery) expense	3,686	(792)	10,304	7,116

Depreciation of property, plant and equipment	23,138	20,907	87,851	75,498

Depreciation of right of use assets	32,689	31,425	128,101	123,512

Amortization of intangible assets	7,416	6,814	28,020	26,309

EBITDA	$86,786	$78,178	$342,369	$325,892

Add:

Fair value adjustments	3,536	(144)	3,449	(952)

Acquisition and transformational cost initiatives	$13,287	5,374	$30,488	$9,879

Adjusted EBITDA	$103,609	$83,408	$376,306	$334,819

Sales	$793,854	$752,339	$3,142,794	$3,070,342

Adjusted EBITDA margin (%)	13.1%	11.1%	12.0%	10.9%

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items. Adjusted net earnings per share means Adjusted net earnings, divided by our weighted average number of shares for the applicable period. The following is a reconciliation of BGSI’s net earnings to Adjusted net earnings:

	Three Months Ended December 31,		Year Ended December 31,
(thousands of U.S. dollars, except share and per share amounts)	2025	2024	2025	2024

Net earnings	$4,790	$2,442	$18,420	$24,544

Add:

Fair value adjustments (non-taxable)	3,536	(144)	3,449	(952)

Acquisition and transformational cost initiatives (net of tax)	$9,832	$3,977	$22,561	$7,310

Amortization of intangibles arising on acquisitions (net of tax)	4,615	4,547	18,007	17,576

Adjusted net earnings (2)	$22,773	$10,821	$62,437	$48,479

Weighted average number of shares	25,409,571	21,472,670	22,461,320	21,472,436

Adjusted net earnings per share (2)	$0.90	$0.50	$2.78	$2.26

(2) Comparative figures have been restated to conform with current period presentation

SAME-STORE SALES

Same-store sales is a measure of sales that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange on the current period. Same-store sales is calculated by applying the prior period exchange rate to the current year sales. The following is a reconciliation of BGSI’s sales to same-store sales:

	Three months ended December 31,		Year ended December 31,
(thousands of U.S. dollars)	2025	2024	2025	2024

Sales	$793,854	$752,339	$3,142,794	$3,070,342

Less:

Sales from locations not in the comparative period	(28,830)	(1,942)	(137,847)	(43,637)

Sales from under-performing facilities closed during the period	—	(1,697)	(1,239)	(11,692)

Foreign exchange	(109)	—	5,102	—

Same-store sales (excluding foreign exchange)	$764,915	$748,700	$3,008,811	$3,015,013

Dividends

BGSI declared dividends of C$0.153 per share in each of the first, second and third quarters of 2025 and C$0.156 per share in the fourth quarter of 2025 (2024 - C$0.150 and C$0.153 respectively).

Dividends to shareholders of BGSI were declared and paid as follows:

(thousands of U.S. dollars)

Record date	Payment date	Dividend amount

March 31, 2025	April 28, 2025	$2,287

June 30, 2025	July 29, 2025	2,390

September 30, 2025	October 29, 2025	2,375

December 31, 2025	January 28, 2026	3,145

		$10,197

(thousands of U.S. dollars)

Record date	Payment date	Dividend amount

March 31, 2024	April 26, 2024	$2,379

June 30, 2024	July 29, 2024	2,350

September 30, 2024	October 29, 2024	2,377

December 31, 2024	January 29, 2025	2,308

		$9,414

RESULTS OF OPERATIONS

Results of Operations

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,			Year ended December 31,

	2025	% change	2024	2025	% change	2024

Sales - Total	793,854	5.5	752,339	3,142,794	2.4	3,070,342

Same-store sales - Total (1) (excluding foreign exchange)	764,915	2.2	748,700	3,008,811	(0.2)	3,015,013

Gross margin %	46.3	1.1	45.8	46.4	2.0	45.5

Operating expense %	33.3	(4.3)	34.8	34.4	(0.6)	34.6

Adjusted EBITDA margin (1) %	13.1	18.0	11.1	12.0	10.1	10.9

Adjusted EBITDA (1)	103,609	24.2	83,408	376,306	12.4	334,819

Acquisition and transformational cost initiatives	13,287	147.2	5,374	30,488	208.6	9,879

Depreciation and amortization	63,243	6.9	59,146	243,972	8.3	225,319

Fair value adjustments	3,536	N/A	(144)	3,449	N/A	(952)

Finance costs	15,067	(13.3)	17,382	69,673	1.1	68,913

Income tax (recovery) expense	3,686	N/A	(792)	10,304	44.8	7,116

Adjusted net earnings (2)	22,773	110.4	10,821	62,437	28.8	48,479

Adjusted net earnings per share (2)	0.90	80.0	0.50	2.78	23.0	2.26

Net earnings	4,790	96.2	2,442	18,420	(25.0)	24,544

Basic and diluted earnings per share	0.19	65.8	0.11	0.82	(28.3)	1.14

(1) As defined in the non- GAAP financial measures and ratios section of the MD&A. (2) Comparative figures have been restated to conform with current period presentation

Joe Hudson’s Collision Center

On January 9, 2026, the Company announced the closing of the acquisition of Joe Hudson’s Collision Center, the definitive agreement to acquire Joe Hudson’s having been previously announced on October 29, 2025. The acquisition adds 258 locations across the US Southeast region, increasing Boyd’s North American location footprint by 25%. This expanded scale, combined with enhanced regional density, is expected to support improved profitability through meaningful cost synergies across the combined company while accelerating the achievement of Boyd’s previously announced goals.

Boyd has made solid progress with the integration of Joe Hudson’s during the early months of 2026 with conversion of approximately 44% of locations over to the Company’s information technology platforms and branding. This initiative is expected to be complete early in the second quarter, which will support the realization of the expected synergies. Boyd expects to achieve $35-$45 million in synergies from the combination of the two businesses. The Company remains on track to achieve approximately 50% of total synergies in the near-term and the balance by 2028.

To ensure disciplined execution, the same team that has been successfully executing the Project 360 cost transformation plan since its launch in the fourth quarter of 2024 will oversee the realization of the Joe Hudson’s synergies. Going forward, these savings will be managed and disclosed as a single, integrated cost initiative totalling approximately $140 million from 2025 to 2029. During 2025, approximately $40 million of savings were realized in 2025, with an additional $50 million expected in 2026 and the remaining $50 million to be realized between 2027 and 2029.

Sales

Sales totaled $3.1 billion for the year ended December 31, 2025 an increase of $72.5 million or 2.4% when compared to the same period of 2024. The increase in sales was the result of the following:

•	$94.2 million of incremental sales were generated from 119 new locations that were not in operation for the full comparative period.
•

Same-store sales[2] excluding foreign exchange decreased $6.2 million or 0.2% and decreased a further $5.1 million due to the translation of same-store sales[5] at a lower Canadian dollar exchange rate. While industry headwinds continued to impact same-store sales, the Company outperformed the industry, driven by the strong performance with DRP partners. Based on claims processing platform data, the Company estimates a year-over-year decrease in repairable claims within the range of 5-7%, with the negative claims environment improving throughout the year, ending down within the range of 2-4% in the fourth quarter of 2025. Fiscal 2025 included one fewer selling and production day than fiscal 2024, which reduced selling and production capacity by approximately 0.4% and resulted in the decline in same-store sales

•	Sales were affected by the closure of under-performing facilities which decreased sales by $10.4 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

Gross Profit

Gross Profit was $1,458.6 million or 46.4% of sales for the year ended December 31, 2025 compared to $1,396.5 million or 45.5% of sales for the same period in 2024. Gross profit increased $62.1 million as a result of incremental sales from location growth and the internalization of scanning and calibration, partially offset by same-store sales declines when compared to the prior period. Gross margin percentage increased due to several factors, including the benefits of internalization of scanning and calibration, increase in parts margin, and improvements in performance based pricing. Improvements to parts margin are a result of Project 360 initiatives to enhance direct parts procurement to drive cost efficiencies. To date, the Company has not experienced any material impact as a result of tariffs.

2 As defined in the non-GAAP financial measures and ratios section of the MD&A

Operating Expenses

Operating Expenses for the year ended December 31, 2025 increased $20.6 million to $1,082.3 million from $1,061.7 million for the same period of 2024. The increase in operating expenses was primarily the result of location growth and inflationary increases. Closed locations lowered operating expenses by $5.7 million.

Operating expenses as a percentage of sales were 34.4% for the year ended December 31, 2025 compared to 34.6% for the same period in 2024. Operating expenses as a percentage of sales was positively impacted by the introduction of Project 360, the transformational cost initiative launched during the fourth quarter of 2024. Boyd continued to make solid progress on its Project 360 cost transformation plan during the year. This includes the continued realization of the indirect staffing model, which has achieved cost savings of more than $30 million. Partially offsetting this positive impact were lower same-store sales causing negative leverage, and an investment in facilities maintenance costs, with spend in the year being elevated due to pent-up demand from deferred work. The Company also experienced incremental costs associated with the internalization of scanning and calibration. While the internalization contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales. Operating expenses as a percentage of sales was also negatively impacted by new locations, which contributed sales but with a higher operating expense ratio of 36.1%.

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the year ended December 31, 2025 were $30.5 million compared to $9.9 million recorded for the same period of 2024. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. The acquisition costs for this year of $17.1 million (2024 - $5.5 million) include $12.3 million (2024 - $nil) related to the Joe Hudson’s acquisition. The expenses related to the transformational cost initiatives of $13.4 million incurred in 2025 relate to the execution of Project 360. In 2024, similar transformation costs were incurred totalling $4.4 million.

Adjusted EBITDA3

Earnings before interest, income taxes, depreciation and amortization, adjusted for fair value adjustments, as well as acquisition and transformational cost initiatives (“Adjusted EBITDA6”) for the year ended December 31, 2025 totaled $376.3 million or 12.0% of sales compared to Adjusted EBITDA6 of $334.8 million or 10.9% of sales in the same period of the prior year. The $41.5 million increase was primarily driven by increased sales from location growth, improvements in gross margin, as well the impact of the roll out of Project 360 which resulted in significant cost savings. Adjusted EBITDA as a percentage of sales was positively impacted by increased gross margin as a result of the benefits of internalization of scanning and calibration, increase in parts margin, and improvements in performance based pricing. Adjusted EBITDA margin was also positively impacted by a decrease in operating expenses as a percentage of sales due to the introduction of Project 360, partially offsetting this positive impact were lower same-store sales causing negative leverage in operating expenses.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $87.9 million or 2.8% of sales for the year ended December 31, 2025, an increase of $12.4 million when compared to the $75.5 million or 2.5% of sales recorded in the same period of the prior year. The increase in depreciation expense was primarily due to growth in locations, growth related to the calibration business as well as the investments in network technology upgrades. Investments in the calibration business pertain primarily to vehicles and calibration technology equipment.

Depreciation related to right of use assets totaled $128.1 million, or 4.1% of sales for the year ended December 31, 2025, as compared to $123.5 million or 4.0% of sales for the same period of the prior year. The increase in depreciation expense was primarily due to location growth and lease renewals.

3 As defined in the non-GAAP financial measures and ratios section of the MD&A

Amortization of intangible assets for the year ended December 31, 2025 totaled $28.0 million or 0.9% of sales, an increase of $1.7 million when compared to the $26.3 million or 0.9% of sales expensed for the same period in the prior year.

Finance Costs

Finance Costs, net of $69.7 million or 2.2% of sales for the year ended December 31, 2025 increased from $68.9 million or 2.2% of sales for the same period of the prior year. The increase in finance costs was due primarily to increased lease liabilities as a result of location growth and lease renewals and the interest on senior unsecured notes. This was partially offset by decreased interest on the revolving credit facility primarily driven by lower principal balances, and decreased rates. Also decreasing finance costs, was interest earned of $5.6 million on the proceeds of the senior unsecured notes and equity offerings.

Income Taxes

Current and Deferred Income Tax Expense of $10.3 million for the year ended December 31, 2025 increased compared to an expense of $7.1 million for the same period of the prior year. Income tax expense was impacted by the recording of adjustments related to the completion and filing of the prior year U.S. tax returns, which increased income tax expense by approximately $0.6 million for the year ended December 31, 2025 (December 31, 2024 - decreased $1.5 million). Income tax expense is impacted by permanent differences arising on non-deductible expenses, which impacts the tax computed on accounting income.

Net Earnings and Earnings Per Share

Net Earnings for the year ended December 31, 2025 was $18.4 million or 0.6% of sales compared to $24.5 million or 0.8% of sales in the same period of the prior year. The net earnings amount in 2025 was impacted by acquisition and transformational cost initiatives of $22.6 million (net of tax). After adjusting for fair value and other unusual items, Adjusted net earnings4 in 2025 was $62.4 million, or 2.0% of sales. This compares to Adjusted net earnings7 of $48.5 million or 1.6% of sales in 2024. Adjusted net earnings for the period was positively impacted by increased sales, improvements in gross margin percentage as well as cost efficiencies driven by Project 360 cost transformation initiatives. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs. The increase in depreciation expense was primarily due to growth in locations, investments in network technology upgrades, as well as growth related to the calibration business. The increase in finance costs was primarily due to increased lease liabilities as a result of location growth and lease renewals and the interest on senior unsecured notes, partially offset by decreased interest on the revolving credit facility primarily driven by lower principal balances and decreased rates as well as interest received from proceeds of the senior unsecured note and equity offerings. Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment.

Basic and Diluted Earnings Per Share was $0.82 per share for the year ended December 31, 2025 compared to $1.14 for the same period of 2024. Adjusted net earnings per share5 was $2.78 compared to $2.26 for the same period of 2024. Excluding the impact of shares issued on November 4, basic and diluted earnings per share was $0.86 per share and Adjusted net earnings per share5 was $2.91.

4 As defined in the non-GAAP financial measures and ratios section of the MD&A

5 As defined in the non-GAAP financial measures and ratios section of the MD&A

Summary of Quarterly Results
(in thousands of U.S. dollars, except per share amounts)	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1

Sales	$793,854	$790,210	$780,407	$778,323	$752,339	$752,293	$779,163	$786,547

Adjusted EBITDA (1)	$103,609	$98,366	$93,786	$80,545	$83,408	$80,128	$89,576	$81,707

Net earnings	$4,790	$10,845	$5,422	$(2,637)	$2,442	$2,895	$10,826	$8,381

Basic earnings per share	$0.19	$0.51	$0.25	$(0.12)	$0.11	$0.13	$0.50	$0.39

Diluted earnings per share	$0.19	$0.50	$0.25	$(0.12)	$0.11	$0.13	$0.50	$0.39

Adjusted net earnings (2)	$22,773	$17,824	$15,267	$6,574	$10,822	$7,580	$16,313	$13,760

Adjusted net earnings per share (2)	$0.90	$0.83	$0.71	$0.31	$0.50	$0.35	$0.76	$0.64

(1) As defined in the non-GAAP financial measures and ratios section of the MD&A. (2) Comparative figures have been restated to conform with current period presentation

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, together with cash on hand and undrawn credit on existing facilities are expected to be sufficient to meet operating requirements, capital expenditures and dividends. At December 31, 2025, BGSI had cash, net of outstanding deposits and cheques, held on deposit in bank accounts totaling $1,228.6 million (December 31, 2024 - $20.0 million). The increase in the cash balance as at December 31, 2025 is the result of the proceeds received from debt and equity offerings during the fourth quarter of 2025 and increased cash flows from operations. The net working capital ratio (current assets divided by current liabilities) was 3.14:1 at December 31, 2025 (December 31, 2024 – 0.62:1). Adjusting for the cash generated in the fourth quarter from the net proceeds of the common share issuance and the proceeds on senior unsecured note (the “offerings”), the net working capital ratio is 0.56:1.

At December 31, 2025, BGSI had total debt outstanding, net of cash, of $488.1 million compared to $1,281.9 million at September 30, 2025, $1,241.5 million at June 30, 2025, $1,252.6 million at March 31, 2025 and $1,231.6 million at December 31, 2024. Debt, net of cash, before lease liabilities decreased when compared to the prior year primarily as a result of the proceeds received from senior unsecured notes and equity offerings during the fourth quarter of 2025 and reduced draws on the credit facilities, partially offset by location growth. During the third quarter of 2025, BGSI closed a debt offering of C$275 million senior unsecured notes. The net proceeds of this offering were used to repay existing indebtedness. During the fourth quarter of 2025, the Company closed a debt offering of C$525 million senior unsecured notes and initial public equity offering of $897 million in the United States. The net proceeds of these offerings were used to fund the acquisition of Joe Hudson’s Collision Center on January 9, 2026. Adjusting for these offerings, BGSI had total debt outstanding, net of cash of $1,342.3 million.

During the year ended December 31, 2025, the Company completed sale leaseback transactions for proceeds of $53.3 million compared to $64.9 million at December 31, 2024. The sale leaseback transactions allowed the Company to replenish capital that can be redeployed to further grow the business. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company.

Total debt, net of cash
(thousands of U.S. dollars)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024

Revolving credit facility & swing line (net of financing costs)	$224,491	$253,764	$387,931	$376,885	$369,333

Term Loan A (net of financing costs)	124,933	124,920	124,904	124,895	124,882

Senior unsecured notes	577,143	196,512	—	—	—

Seller notes (1)	11,359	10,174	7,677	9,904	13,068

Total debt before lease liabilities	$937,926	$585,370	$520,512	$511,684	$507,283

Cash	1,228,614	64,320	14,685	1,286	19,997

Total (cash, net of debt) debt, net of cash before lease liabilities	$(290,688)	$521,050	$505,827	$510,398	$487,286

Lease liabilities	778,807	760,888	735,645	742,217	744,295

Total debt, net of cash	$488,118	$1,281,938	$1,241,472	$1,252,615	$1,231,581
(1) Seller notes are loans granted to the Company by the sellers of businesses related to the acquisition of those businesses.

The following table summarizes the undiscounted contractual obligations at December 31, 2025 and required payments over the next five years:

Contractual Obligations
(thousands of U.S. dollars)	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	After 5 years
Accounts payable and accrued liabilities	339,276	339,276	—	—	—	—	—

Long-term debt	362,358	9,138	127,143	77	—	226,000	—

Senior unsecured notes	583,680	—	—	—	—	383,040	200,640

Lease liability	995,286	168,790	157,233	136,063	111,220	88,109	333,871

Purchase Obligations (1)	—	unknown	unknown	unknown	unknown	unknown	unknown

	$2,280,600	$517,204	$284,376	$136,140	$111,220	$697,149	$534,511
(1) Subject to fulfilling certain conditions such as meeting contractual purchase obligations and no change in control the repayment would be nil

Operating Activities

Cash flow generated from operations before considering working capital changes, was $347.2 million for the year ended December 31, 2025 compared to $319.2 million in 2024.

For the year ended December 31, 2025, changes in working capital items provided net cash of $5.8 million compared with using net cash of $5.9 million in the same period of 2024. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Financing Activities

Cash provided by financing activities totaled $1,067.2 million for the year ended December 31, 2025 compared to cash used in financing activities of $106.9 million for the same period of the prior year. During 2025, cash was provided by the Company’s issuance of two senior unsecured note and an initial public equity offering in the United States amounting to $572.3 million and $897.0 million, respectively. BGSI incurred issue costs of $38.2 from the initial public offering. Cash was provided by draws of the revolving credit facility in the amount of $391.6 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $544.9 million and to fund interest costs on long-term debt of $32.7 million. Cash used by financing activities included $116.7 million in repayments of property, vehicle and equipment lease liabilities and cash used to fund interest costs on these lease liabilities of $44.8 million. Cash was also used to pay dividends of $9.4 million. The Company amended the revolving credit facilities and issued senior unsecured notes, resulting in the payment of $12.7 million of financing costs. Cash was also provided by the interest received from the proceeds of debt and equity offerings amounting to $5.6 million.

During 2024, cash was provided by draws of the revolving credit facility in the amount of $366.0 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $283.8 million and to fund interest costs on long-term debt of $29.1 million. Cash used by financing activities included $109.2 million used to repay property, vehicle and equipment lease liabilities and cash used to fund interest costs on these lease liabilities of $40.5 million. Cash was also used to pay dividends of $9.4 million and financing costs of $0.8 million from the amendment of credit facilities.

Debt Financing

The Company maintains a credit agreement which consists of revolving credit and swing line facilities aggregating $675.0 million with an accordion feature which can increase the facilities to a maximum of $1,075.0 million (the “Facilities”). During 2025, the Company amended its credit agreement to increase the capacity of the Facilities and extend the maturity to August 2030. The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125.0 million at an interest rate of 3.455%.

The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while the Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of BGSI’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The total syndicated Facilities include a swing line up to a maximum of $10.0 million for the Canadian borrower and $30.0 million for the U.S. borrower. As at December 31, 2025, the U.S. borrower has drawn $226.0 million U.S. (December 31, 2024 - $370 million) and the Canadian borrower had drawn $nil (December 31, 2024 - $nil) on the Facilities and the U.S. borrower had drawn $125.0 million (December 31, 2024 - $125.0 million) on the Term Loan A.

The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect permitted transaction-related costs, pro-forma annualized acquisition results and anticipated synergies.

The Company supplements its debt financing by negotiating with sellers in certain acquisitions to provide financing to the Company in the form of term notes. The notes payable to sellers are typically at favorable interest rates and for terms of one to 15 years. This source of financing is another means of supporting BGSI’s growth, at a relatively low cost. During the year ended December 31, 2025, BGSI entered into five new seller notes (2024 -14 seller notes) for an aggregate amount of $7.5 million (2024 - $3.5 million). During the year ended December 31, 2025, BGSI repaid seller notes in the amount of $9.2 million (2024 - $23.3 million).

2033 Senior Unsecured Notes

On September 4, 2025, the Company announced the completion of the private placement offering of C$275.0 million principal amount of senior unsecured notes (the “2033 Notes”) due 2033. The 2033 Notes bear interest at an annual rate of 5.75% payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The net proceeds of the offering was used to repay the Company’s existing indebtedness. Through the use of a cross-currency swap, the Company has effectively converted the 2033 Notes into a fixed U.S. dollar obligation with an effective interest rate of 6.9%.

At any time prior to September 4, 2028, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the 2033 Notes issued, under certain conditions, at a redemption price equal to 105.75% of the principal or; (b) all or any part of the 2033 Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.

At any time on or after September 4, 2028, the Company may redeem all or part of the 2033 Notes at a redemption price, expressed as percentages of principal amount, equal to 102.875% in 2028, 101.438% in 2029 and 100% in 2030 and thereafter.

On September 4, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $3.2 million. As at December 31, 2025, the fair value of the embedded derivative was $2.7 million.

2030 Senior Unsecured Notes

On November 6, 2025, the Company announced the completion of the private placement offering of C$525.0 million principal amount of senior unsecured notes (the “2030 Notes”) due 2030. The 2030 Notes bear interest at an annual rate of 5.5% payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026. The net proceeds of the offering was used to fund the acquisition of Joe Hudson’s Collision Center, which subsequently closed on January 9, 2026. The Company entered into a cross-currency swap which, effective January 7, 2026, is intended to effectively convert the 2030 Notes into a fixed U.S. dollar obligation with an effective interest rate of 6.4%.

At any time prior to November 6, 2027, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the 2030 Notes issued, under certain conditions, at a redemption price equal to 105.5% of the principal or; (b) all or any part of the 2030 Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.

At any time prior to November 6, 2027, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the 2030 Notes issued, under certain conditions, at a redemption price equal to 105.5% of the principal or; (b) all or any part of the 2030 Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.

On November 6, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $1.8 million. As at December 31, 2025, the fair value of the embedded derivative was $1.0 million.

Shareholders’ Capital

On November 4, 2025, BGSI completed a bought deal initial public offering in the United States where it sold to an underwriting syndicate 6,361,800 common shares at a price of $141.00 per share with gross proceeds of $897.0 million. Issuance costs of $27.9 million, net of related income tax benefits of $10.3 million were recognized as a deduction from equity.

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

	Year ended December 31,

	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of year	67,762	$219.84	54,559	$198.78

Granted during the year	29,380	211.27	18,269	282.26

Forfeited during the year	(10,278)	217.38	(4,535)	219.71

Expired during the year	(197)	216.47	—	—

Exercised during the year	(1,080)	187.17	(531)	204.83

Balance at the end of year	85,587	$217.61	67,762	$219.84

Exercisable at the end of the year	18,842	$198.40	8,351	$195.58

The weighted average grant date fair value of stock options granted during fiscal year 2025 was $69.51 per option (2024 - $97.75). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2025	2024

Risk-free interest rate	2.84%	3.61%

Expected life (years)	5.5	5.5

Expected stock price volatility	30.73%	30.68%

Expected dividend yield	0.259%	0.193%

During the first quarter of 2025, Boyd cancelled 5,784 shares pursuant to the Plan of Arrangement involving the conversion of Boyd Group Income Fund to Boyd Group Services Inc., which was effective January 1, 2020. Any shares that were not deposited by December 31, 2024 ceased to represent a right or claim of any kind or nature and have been cancelled.

During the period, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (RSU) and Performance Share Units (PSU) plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan will be accounted for as an equity-settled share-based payment.

Under the equity-settled plan, shares awarded to employees in terms of the RSUs and PSUs are measured at the fair market value at grant date using, where applicable, an appropriate valuation model. The cost is recognized in compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.

Investing Activities

Cash used in investing activities totaled $227.0 million for the year ended December 31, 2025. This compares to $207.7 million used in the prior period. During the year ended December 31, 2025, the Company completed sale leaseback transactions for proceeds of $53.3 million (2024 - $64.9 million). The remainder of the investing activity in both periods related primarily to new location growth as well as the development of businesses which consisted primarily of property, plant and equipment additions. Subsequent to December 31, 2025 the Company also invested $1.3 billion in the acquisition of Joe Hudson’s Collision Center on January 9, 2026.

Acquisitions and Development of Businesses

In addition to the Joe Hudson’s acquisition, the Company completed and opened the following number of collision repair acquisitions and start up locations during the periods listed:

Location	Number of locations added through acquisition	Number of start ups	Total
January 1, 2025 to March 31, 2025	3	6	9
April 1, 2025 to June 30, 2025	4	4	8
July 1, 2025 to September 30, 2025	17	7	24
October 1, 2025 to December 31, 2025	19	10	29

	43	27	70

January 1, 2026 to March 17, 2026	3	3	6

Total	46	30	76

During the year ended December 31, 2025, the Company opened one start-up glass location, acquired two glass locations and one calibration business.

The Company completed the acquisition or start-up of 58 collision repair locations from the beginning of 2024 until the fourth quarter reporting date of March 18, 2025. Details of these acquisitions can be found in the 2024 Annual Report.

During 2025, the Company invested in the growth of its scanning and calibration services. Expenditures in this area on vehicles and scanning and calibration technology equipment is expected to continue into the future as the Company grows its internalization of this work.

Start-ups

Start-up collision repair facilities include brownfield locations, which are existing buildings converted to Boyd’s use. In some cases this would include opening in a building that was previously a collision repair facility. The Company will also develop greenfield locations which consist of Boyd’s prototype building from the ground up. In both cases, Boyd ensures the location is favorable and zoned appropriately to be able to operate upon completion of development. Depending on a variety of factors including zoning, permitting, supply chain and availability of trades, the development of a start-up facility can take between 10 and 24 months, with greenfields generally taking longer than brownfields. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company.

The Company believes that start-up facilities offer a number of advantages and as a result plans to continue increasing the proportion of growth using this approach. This approach provides another option to grow in geographies that are new and growing and also allows Boyd to design and develop a facility that has a preferred footprint and flow. Being able to accommodate Boyd’s future needs in terms of glass and calibration services is another benefit. These facilities are also attractive from a customer and employee perspective. Having the capability to grow through start-ups at a higher pace gives the Company optionality to invest in a way that continues to provide accretive returns when multi-shop or single location acquisition opportunities are not ideal. While the pipeline continues to grow, the Company currently has the following start-up facilities in development and scheduled to open over the next twelve months:

Number of start-up locations currently in development

January 1, 2026 to March 31, 2026	8

April 1, 2026 to June 30, 2026	6

July 1, 2026 to September 30, 2026	5

October 1, 2026 to December 31, 2026	13

Total	32

Start-up facilities, whether brownfield or greenfield, have a longer ramp-up period when compared to the Company’s historical single shop acquisitions. It generally takes longer for sales to build up to steady state levels in start-up locations. Whereas with single store acquisitions, it takes on average between 12-24 months to add the necessary employees and DRP relationships to drive sales to projected levels, for start-ups it can take between 24-36 months from the time of store opening. During these ramp up periods, leveraging of fixed costs is limited, which impacts the operating expense ratio and supplementing production staff wages may be required, which impacts gross margin. For start-up locations, pre-opening costs such as utilities, core staff, property taxes and shop supplies are incurred without sales revenue to offset these costs. This pattern of extended ramp up would typically result in losses for the months leading up to the opening and continue at decreasing levels as the revenue increases. Performance of newly developed locations will vary, but the long-term value creation of developing start-up sites are very attractive. Based on Boyd’s history, newly developed locations would reach maturity by the end of their third year.

In 2025, the Company commenced operations in 27 new start-up collision repair facilities. The total combined investment in leaseholds and equipment for start-up facilities was approximately $54.0 million. The Company commenced operations in 12 new start-up collision repair facilities in 2024 with a combined investment of approximately $23.0 million. The Company anticipates it will use similar start-up strategies as part of its continued growth in the future.

Capital Expenditures

Although most of Boyd’s repair facilities are leased, funds are required to ensure facilities are properly repaired and maintained to ensure the Company’s physical appearance communicates Boyd’s standard of professional service and quality. The Company’s need to maintain its facilities and upgrade or replace equipment to meet increased complexity of newer vehicles, signage, computers, software and vehicles forms part of the annual cash requirements of the business. The Company manages these expenditures by annually reviewing and determining its capital budget needs and then authorizing major expenditures throughout the year based upon individual business cases. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $51.7 million, or 1.6% of sales on capital expenditures during 2025, compared to $62.3 million or 2.0% of sales during 2024.

During 2026, the Company plans to make cash capital expenditures, excluding those related to acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. During 2025, the Company spent approximately $10.7 million on capital network technology upgrades. The investment expected in 2026 is in the range of $2 million to $4 million.

FOURTH QUARTER

Sales for the three months ended December 31, 2025 totaled $793.9 million, an increase of $41.5 million or 5.5% compared to the same period in 2024. The increase in sales was the result of the following:

•	$26.9 million was attributable to incremental sales generated from 83 new locations that were not in operation for the full comparative period.

•

Same-store sales[6] excluding foreign exchange increased $16.2 million, or 2.2% in the fourth quarter of 2025 when compared to the fourth quarter of 2024 and increased a further $0.1 million due to the translation of same-store sales[5] at a higher Canadian dollar exchange rate. While industry headwinds continued to impact same-store sales, the Company has continued to outperform the industry, driven by the strong performance with DRP partners. Based on fourth quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 2-4%. Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $1.7 million.

Gross Profit was $367.9 million, or 46.3% of sales in the fourth quarter of 2025 compared to $344.9 million or 45.8% in the same period in 2024. Gross profit increased $23.0 million primarily as a result of incremental sales attributable to increased same-store sales and location growth. The gross margin percentage for the three months ended December 31, 2025 increased due to an increase in parts margins, improvements in paint margins and the benefits of internalization of scanning and calibration. Improvements in parts margin are a result of Project 360 initiatives to enhance direct parts procurement to drive cost efficiencies. The improvements in paint margin were related to an increase in paint rebates.

Operating expenses as a percentage of sales were 33.3% for the fourth quarter of 2025 compared to 34.8% for the same period in 2024. Operating expenses as a percentage of sales was positively impacted by Project 360, the transformational cost initiative launched during the fourth quarter of 2024. Boyd continued to make solid progress on the Project 360 cost transformation plan during the year, which includes the continued realization of cost savings from the implementation of the indirect staffing model. The decrease as a percentage of sales was also impacted by the increase in same-store sales levels, which provided improved leveraging of certain operating costs. This improvement was moderated by incremental expense investments, including the internalization of scanning and calibration, as well as location growth. While the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales. New locations contributed positively to sales but had a higher operating expense ratio of 37.7% during the fourth quarter of 2025.

Adjusted EBITDA7 for the fourth quarter of 2025 totaled $103.6 million or 13.1% of sales compared to Adjusted EBITDA8 of $83.4 million or 11.1% of sales in the same period of the prior year. The $20.2 million increase was primarily the result of improvements in same-store sales and increasing gross profit. Gross profit was positively impacted by the roll out of Project 360 and the benefits of internalization of scanning and calibration. Slightly offsetting these improvements, Adjusted EBITDA was negatively impacted by an increase in operating expenses as a result of new locations.

Current and Deferred Income Tax Expense for the fourth quarter of $3.7 million in 2025 increased compared to an income tax recovery of $0.8 million in 2024. Income tax expense was impacted by the recording of adjustments related to the completion and filing of the prior year U.S. tax returns, which increased income tax expense by approximately $0.6 million for the fourth quarter of 2025 (December 31, 2024 - decreased $1.5 million). Income tax expense is impacted by permanent differences arising on non-deductible expenses, which impacts the tax computed on accounting income.

6 As defined in the non-GAAP financial measures and ratios section of the MD&A

7 As defined in the non-GAAP financial measures and ratios section of the MD&A

Net Earnings for the fourth quarter was $4.8 million, or 0.6% of sales, or $0.19 per fully diluted share compared to net earnings of $2.4 million, or 0.3% of sales, or $0.11 per fully diluted share for the same period in the prior year. The net earnings amount in the fourth quarter of 2025 was impacted by acquisition and transformational cost initiatives of $9.8 million (net of tax). After adjusting for fair value and other unusual items, Adjusted net earnings8 for the fourth quarter of 2025 was $22.8 million, or 2.9% of sales. This compares to Adjusted net earnings8 of $10.8 million or 1.4% of sales in the fourth quarter of 2024. Net earnings and Adjusted net earnings for the period benefited from higher Adjusted EBITDA. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense. The increase in depreciation expense was primarily due to growth in locations, growth related to the calibration business, as well as investments in network technology upgrades.

LEGAL PROCEEDINGS

Neither BGSI, nor any of its subsidiaries are involved in any legal proceedings which are material in any respect.

RELATED PARTY TRANSACTIONS

In certain circumstances the Company has entered into property lease arrangements where an employee of the Company is the landlord. In most cases, the Company assumes these property lease arrangements initially in connection with an acquisition. The property leases for these locations do not contain any significant non-standard terms and conditions that would not normally exist in an arm’s length relationship, and the Company has determined that the terms and conditions of the leases are representative of fair market rent values. As at December 31, 2025, there were no outstanding property lease arrangements where an employee is the landlord.

FINANCIAL INSTRUMENTS

In order to limit the variability of earnings due to foreign exchange translation exposure on the income and expenses of the Canadian operations, the Company may at times enter into foreign exchange contracts. The Company is exposed to transactional foreign currency risk when Canadian functional currency entities hold U.S. dollar assets or incur debt to fund U.S. growth. During 2025, the Company proactively managed this risk through cross-currency swaps and cash flow hedges. Cross-currency swaps were implemented to fix the foreign exchange rate for the 2030 and 2033 Senior Unsecured Notes, effectively converting these into fixed U.S. dollar obligations. Furthermore, to protect against currency volatility prior to the closing of the Joe Hudson’s Collision Center acquisition, the Company designated $862.0 million of U.S. dollar cash as a hedge. While these strategies resulted in a cumulative loss of $24.3 million and a gain for the cost of hedging of $2.4 million deferred in other comprehensive income at year-end, they resulted in no significant impact to net earnings for the period.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

BGSI makes estimates, including the assumptions applied therein, concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Impairment of Goodwill and Intangible Assets

When testing goodwill and intangibles for impairment, BGSI uses a five year forward looking discounted cash flow of the cash generating unit (“CGU”) or group of CGUs to which the asset relate. An estimate of the recoverable amount is then calculated as the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The methods used to value intangible assets and goodwill require critical estimates to be made regarding the future cash flows and useful lives of the intangible assets. Goodwill and intangible asset impairments, when recognized, are recorded as a separate charge to earnings, and could materially impact the operating results of the Company for any particular accounting period.

Impairment of Other Long-lived Assets

BGSI assesses the recoverability of its long-lived assets, other than goodwill and intangibles, after considering the potential impairment indicated by such factors as business and market trends, the Company’s ability to transfer the assets, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the assets and their potential disposition. If the discounted sum of the expected future cash flows is less than the carrying value of the assets generating those cash flows, an impairment loss would be recognized based on the excess of the carrying amounts of the assets over their estimated recoverable value. The underlying estimates for cash flows include estimates for future sales, gross margin rates and operating expenses. Changes which may impact these estimates include, but are not limited to, business risks and uncertainties and economic conditions. To the extent that management’s estimates are not realized, future assessments could result in impairment charges that may have a material impact on the Company’s consolidated financial statements.

Business Combinations

Fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of acquisition and involves considerable judgment in determining the fair values assigned to property, plant and equipment and intangible assets acquired and liabilities assumed on acquisition. The determination of these fair values involves analysis including the use of discounted cash flows, estimated future margins, future growth rates, market rents and capitalization rates. There is estimation in this analysis and actual results could differ from estimates.

Fair Value of Financial Instruments

BGSI has applied discounted cash flow methods to establish the fair value of certain financial assets and financial liabilities recorded on the Consolidated Statement of Financial Position, as well as disclosed in the notes to the consolidated financial statements. BGSI also establishes mark-to-market valuations for derivative instruments, which are assumed to represent the current fair value of these instruments. These valuations rely on assumptions regarding interest and exchange rates as well as other economic indicators, which at the time of establishing the fair value for disclosure, have a high degree of uncertainty. Unrealized gains or losses on these derivative financial instruments may not be realized as markets change.

Income Taxes

BGSI is subject to income tax in several jurisdictions and estimates are used to determine the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. Uncertain tax liabilities may be recognized when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Critical judgments in applying the entity’s accounting policies

Deferred Tax Assets

The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on BGSI’s latest forecasts which are adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which BGSI operates are also carefully taken into consideration. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, that deferred tax asset is recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances. The judgments inherent in these assessments are subject to uncertainty and if changed could materially affect the BGSI’s assessment of its ability to realize the benefit of these tax assets.

CHANGES IN ACCOUNTING POLICIES

Future Accounting Policies

The following accounting standards under IFRS Accounting Standards have been issued or amended that are not mandatory for the current period and have not been applied to the consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard replaces IAS 1 - Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 sets out the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It introduces requirements to classify income and expenses into categories and defined subtotals in the statement of earnings, provide disclosures on management-defined performance measures (“MPMs”), along with enhanced guidance on aggregation and disaggregation of information. BGSI is required to apply IFRS 18 for annual reporting periods on or after January 1, 2027 with early adoption permitted. BGSI is currently assessing the impact of this standard on its financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments deal with the recognition and derecognition of financial liabilities at settlement date and when settled through an electronic cash transfer system, further guidance regarding the classification of financial assets, and additional disclosure requirements for financial instruments with contingent features and equity instruments classified at FVTOCI. These amendments are effective for the annual reporting periods beginning on or after January 1, 2026 with early adoption permitted. The Company will adopt these amendments on January 1, 2026, using the modified retrospective approach without restating prior periods. This change will primarily result in a presentation gross-up of both Cash and Accounts payable and accrued liabilities for payments initiated but not yet settled at the reporting date. This transition is expected to have no impact on the Company’s net assets, total shareholders’ equity, or opening retained earnings.

CERTIFICATION OF DISCLOSURE CONTROLS

Management’s responsibility for financial information contained in this Annual Report is described on page 55. In addition, BGSI’s Audit Committee of the Board of Directors has reviewed this Annual Report, and the Board of Directors has reviewed and approved this Annual Report prior to its release. BGSI is committed to providing timely, accurate and balanced disclosure of all material information about BGSI and to providing fair and equal access to such information. As of December 31, 2025, BGSI’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the Canadian securities regulatory authorities. Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to BGSI’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

BGSI’s management, including the CEO and the CFO, does not expect that BGSI’s disclosure controls will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within BGSI have been detected. BGSI is continually evolving and enhancing its systems of controls and procedures. Based on the evaluation of disclosure controls, the CEO and the CFO have concluded that, subject to the inherent limitations noted above, BGSI’s disclosure controls are effective in ensuring that material information relating to BGSI is made known to management on a timely basis, and is fairly presented in all material respects in this Annual Report.

CERTIFICATION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the design and effectiveness of internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles which incorporates International Financial Reporting Standards for publicly accountable enterprises. BGSI’s management, including the CEO and the CFO, does not expect that BGSI’s internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within BGSI have been detected. BGSI is continually evolving and enhancing its systems of internal controls over financial reporting. The CEO and CFO of BGSI have evaluated the design and effectiveness of BGSI’s internal control over financial reporting as at the end of the period covered by the annual filings and have concluded that, subject to the inherent limitations noted above, the controls are effective to provide reasonable assurance.

BUSINESS RISKS AND UNCERTAINTIES

The following information is a summary of certain risk factors relating to the business of BGSI and its subsidiaries, and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report and the documents incorporated by reference herein.

BGSI and its subsidiaries are subject to certain risks inherent in the operation of the business. BGSI and its subsidiaries manage risk and risk exposures through a combination of management oversight, insurance, systems of internal controls and disclosures and sound operating policies and practices.

The Board of Directors has the responsibility to identify the principal risks of BGSI’s business and ensure that appropriate systems are in place to manage these risks. The Audit Committee has the responsibility to discuss with management BGSI’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including BGSI’s risk assessment and risk management policies. In order to support these responsibilities, management has a risk and sustainability management committee which meets on an ongoing basis to evaluate and assess BGSI’s risks.

The process being followed by the risk and sustainability management committee is a systematic one which includes identifying risks; analyzing the likelihood and consequence of risks; and then evaluating risks as to risk tolerance and control effectiveness. This approach stratifies risks into four risk categories as follows:

Extreme Risks:	Immediate/ongoing action is required – involvement of senior management is required. Avoidance of the item may be necessary if risk reduction techniques are insufficient to address the risk.
High Risks:	Risk item is significant and management responsibility should be specified and appropriate action taken.
Moderate Risks:	Managed by specific monitoring or response procedures. Additional risk mitigation techniques could be considered if benefits exceed the cost.
Low Risks:	Management by routine procedures. No further action is required at this time.

Risks can be reduced by limiting the likelihood or the consequence of a particular risk. This can be achieved by adjusting the Company’s activities, implementing additional control/monitoring processes, or insuring/hedging against certain outcomes. Residual risk remains after mitigation and control techniques are applied to an identified risk. Awareness of the residual risk that BGSI ultimately accepts is a key benefit of the risk management process.

The following describes the risks that are most material to BGSI’s business; however, this is not a complete list of the potential risks BGSI faces. There may be other risks that BGSI is not aware of, or risks that are not material today that could become material in the future.

Acquisition and New Location Risk

The Company has made and in the future may make acquisitions which may pose significant risks and could have an adverse effect on the Company. In addition, competition for acquisition targets, economic and market conditions may limit our ability to grow through acquisitions.

The Company plans to continue to increase revenues and earnings through the acquisition and start-up of additional collision repair facilities and other businesses. The Company follows a detailed process of due diligence and approvals to limit the possibility of acquiring or building out a non-performing location or business. There can be no assurance that the Company will be able to find suitable acquisition targets at acceptable pricing levels, or that the Company will be able to find and build out locations without incurring cost overruns, or that the new locations will achieve sales and profitability levels to justify the Company’s investment.

Boyd views the United States and Canada as having significant potential for further expansion of its business. There can be no assurance that any market for the Company’s services and products will develop either at the local, regional or national level. Economic instability, laws and regulations, increasing acquisition valuations and the presence of competition in all or certain jurisdictions may limit the Company’s ability to successfully expand operations.

The Company has grown rapidly through multi-location acquisitions, single location acquisitions and new location development. Rapid growth can put a strain on managerial, operational, financial, human and other resources. Risks related to rapid growth include administrative and operational challenges such as the management of an expanded number of locations, the assimilation of financial reporting systems, technology and other systems and procedures of acquired businesses, increased pressure on senior management and increased demand on systems and internal controls. The ability of the Company to manage its operations and expansion effectively depends on the continued development and implementation of plans, systems and controls that meet its operational, financial and management needs. If Boyd is unable to continue to develop and implement these plans, systems or controls or otherwise manage its operations and growth effectively, the Company will be unable to maintain or increase margins or achieve sustained profitability, and the business could be harmed.

A key element of the Company’s strategy is to successfully integrate and manage new locations in order to sustain and enhance profitability. There can be no assurance that the Company will be able to profitably integrate and manage additional locations. Successful integration and management can depend upon a number of factors, including the ability to establish, maintain and grow DRP relationships, the ability to attract, retain and motivate certain key management and staff, establishing, retaining and leveraging client and supplier relationships and implementing standardized procedures and best practices. In the event that new location growth cannot be successfully integrated into Boyd’s operations or performs below expectations, the business could be materially and adversely affected.

To the extent that the prior owners of businesses acquired by Boyd failed to comply with or otherwise violated applicable laws, the Company, as the successor owner, may be financially responsible for these violations and any associated undisclosed liability. The discovery of any material liabilities, including but not limited to tax, legal and environmental liabilities, could have a material adverse effect on the Company’s business, financial condition and future prospects.

Employee Relations and Staffing

Boyd may experience difficulty hiring and retaining qualified employees.

Boyd currently employs approximately 16,300 people. The current workforce is not unionized, except for approximately 56 employees located in the U.S. who are subject to collective bargaining agreements. The collision repair industry typically experiences competition for talent, and, in particular, a limited pool of qualified technicians and estimators. This can result in a shortage of qualified employees as well as wage pressure, which could adversely impact the volume and pace at which collision repair shops can fix damaged vehicles and therefore the Company’s financial results.

Attracting, training, developing and retaining employees at all levels of the organization are required to effectively manage Boyd’s operations. Failure to attract, train, develop and retain employees at all levels of the organization could lead to a lack of production capacity, knowledge, skills and experience required to effectively manage the business and could have a material adverse effect on the Company’s business, financial condition and future performance.

Operational Performance

Failure to meet the operational performance metrics expected by insurance company clients and customers could negatively affect financial results.

In order to compete in the marketplace, the Company must consistently meet the operational performance metrics expected by its insurance company clients and its customers. Failing to deliver on metrics such as cycle time, quality of repair, customer satisfaction and cost of repair can, over time, result in reductions to pricing, repair volumes, or both. The Company has implemented processes as well as measuring and monitoring systems to assist it in delivering on these key metrics. However, there can be no assurance that the Company will be able to continue to deliver on these metrics or that the metrics themselves will not change in the future.

The Company’s principal source of funds is cash generated from operations. Fluctuations in required capital expenditures, the need to maintain productive capacity, required funding to meet growth targets, and debt repayments expected to be funded by cash flows generated from operations may potentially impact the amount of cash available for growth or dividends to be declared and paid by the Company or its subsidiaries in the future.

Brand Management and Reputation

Damage to Boyd’s brand and reputation may negatively affect the business.

The Company’s success is impacted by its ability to protect, maintain and enhance the value of its brands and reputation. Brand value and reputation can be damaged by isolated incidents, particularly if the incident receives considerable publicity or if it draws litigation. Incidents may occur as a result of events beyond the Company’s control or may be isolated to actions that occur in one particular location. Demand for the Company’s services could diminish significantly if an incident or other matter damages its brand or erodes the confidence of its insurance company clients or directly with the vehicle owners themselves. Social media has increased the ability for individuals to adversely affect the brand and reputation of the Company. There can be no assurance that past or future incidents will not negatively affect the Company’s brand or reputation which could negatively affect the Company’s business, financial condition and performance.

Market Environment Change

Boyd’s financial performance could be negatively impacted by changes in the market environment.

The collision repair industry is subject to continual change in terms of regulations, repair processes and equipment, technology and changes in the strategic direction of clients, suppliers and competitors. The Company endeavors to stay abreast of developments and preferences in the industry and make strategic decisions to manage these changes and potential disruptions to the traditional business model. In certain situations, the Company is involved in leading change by anticipating or developing new methods to address changing market needs. The Company may not be able to correctly anticipate the need for change, may not effectively implement changes, or may be required to increase spending on capital equipment to maintain or improve its relative position with competitors. There can be no assurance that market environment changes will not occur that could negatively affect the financial performance of the Company.

Reliance on Technology

Boyd is increasingly dependent on technology and effective development and use of technology is critical in business today. A cybersecurity incident or other disruption could negatively impact the business and relationships with customers and suppliers.

As is the case with most businesses in today’s environment, there is a risk associated with Boyd’s reliance on computerized operational and reporting systems. While Boyd makes reasonable efforts to ensure that back-up systems and redundancies are in place and functioning appropriately and has disaster recovery programs to protect against significant system failures, there can be no assurance that a computer system crash, cybersecurity incident or like event would not have a material impact on the Company’s business, operational or financial results.

Reliance on technology in order to gain or maintain competitive advantage is becoming more significant and therefore the Company is faced with determining the appropriate level of investment in new technology in order to be competitive. There can be no assurance that the Company will correctly identify or successfully implement the appropriate technologies for its operations. In addition, there is a risk that third party provided systems are unable to meet business needs, emerging requirements or provide support of their product, which could adversely impact Boyd.

Increased reliance on computerized operational and reporting systems also results in increased cyber security risk, including potential unauthorized access to customer, supplier and employee sensitive information, corruption or loss of data and release of sensitive or confidential information. Disruptions due to cyber security incidents could adversely affect the business, results of operations and financial condition of the Company. Cyber security incidents could result in operational delays, disruption to work flow and reputational harm which could adversely impact its business and financial results. There can be no assurance that Boyd will be able to anticipate, prevent or mitigate rapidly evolving types of cyber-attacks.

Decline in Number of Insurance Claims

A decline in insurance claims could materially and adversely affect Boyd’s revenues.

The automobile collision repair industry is dependent on the number of accidents which occur and become repairable insurance claims. The automobile collision repair industry can experience a decrease in repairable claims, higher total loss rates as well as a deferral in repairs and an increase in unfiled claims. This could be driven by several factors including but not limited to significant insurance premium inflation and overall economic uncertainty. There can be no assurance that declines in insurance claims will not occur, which could reduce Boyd’s revenues and result in a material adverse effect on the Company’s business and financial condition.

The volume of accidents and related insurance claims can also be significantly impacted by technological disruption and changes in technology such as ride sharing, collision avoidance systems, driverless vehicles and other safety improvements made to vehicles. Other changes which have and may continue to affect insurance claim volumes include, but are not limited to, weather, general economic conditions, unemployment rates, changing demographics, vehicle miles driven, new vehicle production, insurance policy deductibles and auto insurance premiums. In addition, repairable claims volumes have been and may continue to be impacted by an increased number of non-repairable claims or total losses. There can be no assurance that a continued decline in insurance claims will not occur, which could reduce Boyd’s revenues and result in a material adverse effect on the Company’s business and financial condition.

Low Capture Rates

The Company may be unable to effectively capitalize on sales opportunities, thereby failing to maximize its sales potential.

Sales growth can be enhanced if the Company is effective at booking repair orders for all sales opportunities that are identified. The Company is exposed to missed jobs when capacity is constrained and to the extent that employees are ineffective at capturing all sales opportunities. Measurement of capture rates, management support and training are methods that are employed to enhance capture rates. Efforts to increase capacity are limited by availability of qualified labor. It is possible that the Company may not be able to effectively capture sales to maximize sales.

Corporate Governance

While Boyd strives to adhere to good corporate governance practices, there is no guarantee that these measures will be effective or mitigate the impact of a material lawsuit in this area.

Securities law imposes statutory civil liability for misrepresentations in continuous disclosure documents including failure to make timely disclosure. Investors may have a right of action if they are harmed by a misrepresentation, material misstatement or omission in an issuer’s disclosure document or in a public oral statement relating to an issuer, the failure of an issuer to make timely disclosure of a material change or such misrepresentations, misstatements or omissions in connection with an offering of securities, among other things. Potentially liable parties include the issuer, each officer, and each director of the issuer who authorizes, permits or acquiesces in the release of the relevant document, the making of the relevant public statement or in the failure to make a timely disclosure.

Boyd is keenly aware of the significance of these laws and the interrelationships between civil liability, disclosure controls and good governance. Although Boyd believes it follows good corporate governance practices, there can be no assurance that these practices will be effective or mitigate the impact of a material lawsuit in this area.

The area of governance is growing to encompass not only traditional governance matters, but also environmental and social matters. This area is often referred to as Environmental, Social and Governance, or Sustainability. There are evolving legal and regulatory requirements with respect to climate change and sustainability disclosure, compliance with which can be complex and requires extensive time and resources. If the Company does not comply with these requirements, its reputation could be materially and adversely affected or it may be subject to legal claims or regulatory compliance actions, any of which may have a material adverse effect on the Company’s business.

Supply Chain Risk

Costs and delays related to supply chain constraints and fluctuations may adversely affect the business and financial results.

The Company requires access to parts, materials and paint in order to complete repairs. Disruptive events can negatively impact supply chains, which can adversely impact Boyd’s ability to complete repairs. This may result in increased repair cycle time, high levels of work-in-process and decreased margins, and could adversely impact the Company’s business and financial results.

Certain of the Company’s suppliers operate in unionized environments, where their workers are subject to collective bargaining agreements. A prolonged strike at a supplier may adversely impact Boyd’s ability to complete repairs and could disrupt the Company’s supply chain, which could have a material impact on the Company’s business and financial results.

Global issues, such as outbreaks and the spread of contagious diseases, political instability, tariffs, trade frictions, war or other disruptive events could negatively impact global supply chains, which could adversely impact Boyd’s ability to complete repairs. These global issues could further disrupt the Company’s supply chain, which could have a material impact on the Company’s business and financial results.

Margin Pressure and Sales Mix Changes

Margin pressure and sales mix changes could negatively impact the financial performance of the Company.

The Company’s costs to repair vehicles, including the cost of labor, parts and materials are market driven and can fluctuate. There can be no assurance that increases in the costs to repair vehicles will ultimately be recoverable from the Company’s clients or customers.

The Company’s margin is also impacted by the mix of collision repair, retail glass and glass network sales, scanning and calibration, as well as the mix of parts, labor and materials within each business area. There can be no assurance that changes to sales mix will not occur that could negatively impact the financial performance of the Company.

The Company currently makes its own part sourcing decisions in the provision of vehicle repair services. The Company’s clients could, in the future, decide to source products directly, impose the use of certain parts suppliers on the Company or otherwise change the parts sourcing process. Such a decision could have an adverse effect on the Company’s margin.

Economic Downturn

Economic conditions may have an adverse impact on the financial performance of the Company.

Economic conditions, which are beyond the Company’s control, could lead to a decrease in accident repair claims volumes due to fewer miles driven, less traffic congestion, or due to vehicle owners being less inclined to have their vehicles repaired. It is difficult to predict the severity and the duration of any decrease in claims volumes resulting from an economic downturn and the accompanying unemployment and what effect it may have on the collision repair industry, in general, and the financial performance of the Company in particular. There can be no assurance that an economic downturn would not negatively affect the financial performance of the Company.

Changes in Client Relationships

A deterioration in relationships with insurance company client relationships could negatively impact the Company’s business and financial performance.

A high percentage of the Company’s revenues are derived from insurance companies. Over the past 25+ years, many private insurance companies have implemented customer referral arrangements known as Direct Repair Programs (DRPs) with collision repair operators who have been recognized as consistent high quality, performance based repairers in the industry. The Company’s ability to continue to grow its business, as well as maintain existing business volume and pricing, is largely reliant on its ability to maintain these DRP relationships. The Company continues to develop and monitor these relationships through ongoing measurement of the success factors considered critical by insurance clients. The loss of any existing material DRP relationship, or a material component of a significant DRP relationship, could have a material adverse effect on Boyd’s operations and business prospects. Of the top five insurance companies that the Company deals with, which in aggregate account for approximately 54% (2024 – 51%) of total sales, one insurance company represents approximately 19% (2024 – 16%) of the Company’s total sales, while a second insurance company represents approximately 12% (2024 – 12%). Any loss or negative impact on these relationships could have an adverse impact on the Company’s business and financial condition.

DRP relationships are governed by agreements that are usually cancellable upon short notice. These relationships can change quickly, both in terms of pricing and volumes, depending upon collision repair shop performance, cycle time, cost of repair, customer satisfaction, competition, insurance company management, program changes and general economic activity. There can be no assurance that relationships with insurance company clients will not change in the future, which could impair Boyd’s revenues and/or margins, and result in a material adverse effect on the Company’s business and financial condition.

Environmental, Health and Safety Risk

Boyd’s business is subject to environmental, health and safety risks including the risk of personal injury to employees and others.

The nature of the collision repair business means that hazardous substances must be used, which could cause damage to the environment or individuals if not handled properly. The Company’s environmental protection policy requires environmental site assessments to be performed on all business locations prior to acquisition, start-up or relocation. It is also Boyd’s practice to secure environmental indemnification from landlords and former owners of acquired collision repair businesses, where such indemnification is available. Boyd also engages a private environmental consulting firm to perform regular compliance reviews to ensure that the Company’s environmental and health and safety policies are followed.

To date, the Company has not encountered any environmental protection requirements or issues which would be expected to have a material financial or operational effect on its current business and it is not aware of any material environmental issues that could have a material impact on future results or prospects. No assurance can be given, however, that the prior activities of Boyd, or its predecessors, or the activities of a prior owner or lessee, have not created a material environmental problem or that future uses or evolving regulations will not result in the imposition of material environmental, health or safety liability upon Boyd.

Climate Change and Weather Conditions

Climate change and weather conditions including natural disasters may disrupt operations and negatively affect financial results.

The primary climate related risks for the business relate to the expected increase in extreme weather events, such as blizzards, hurricanes, wild-fires, torrential rain, and tornadoes. These events can cause physical damage to shops or hinder Boyd’s ability to process work and also tend to result in higher damage levels that result in more vehicles being non-repairable. Extreme weather can also slow or halt delivery of parts and in some cases prevent employees from attending work, which slows down cycle-time and therefore sales.

The Board has assigned the oversight responsibility for sustainability, including climate change risk management and disclosure to the Governance & Sustainability Committee. Management has a Risk and Sustainability Committee tasked with developing sustainability objectives and processes for the company. Its current mandate is to work with the various operating groups to identify the key sustainability metrics for future reporting and target setting. These key metrics and targets will be focused on the priority areas defined for each of the environmental, social and governance pillars that have been outlined in Boyd’s sustainability report.

The effect of global warming and its impact on weather conditions may reduce collision repair volume and represent an element of risk to the Company’s ability to maintain sales. Historically, extremely mild winters and dry weather conditions have had a negative impact on collision repair sales volumes. Natural disasters resulting in business interruption, or supply chain interruption could also negatively impact the Company’s operations. Even with market share gains, weather-related decline in market size can result in sales declines which could have a material impact on the Company’s business. Business interruption due to natural disasters and extreme weather condition events, including supply chain interruption, may result in temporary store closures or limit production volume and could adversely impact Boyd’s ability to complete repairs, which could have a material adverse effect on the Company’s business.

Pandemic Risk

A pandemic risk may disrupt operations and negatively affect financial performance.

A local, regional, national or international outbreak of a contagious disease, such as the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could decrease the willingness of the general population to travel or customers to patronize the Company’s facilities, cause shortages of employees to staff the Company’s facilities, interrupt supplies from third parties upon which the Company relies, result in governmental regulation adversely impacting the Company’s business and otherwise have a material adverse effect on the Company’s business, financial condition and results of operations.

The outbreak of a contagious illness, such as the COVID-19 pandemic, could require the Company to develop and execute revised operating procedures intended to mitigate safety and health risks in the work environment. However, there can be no assurance that the enhanced protocols put in place will protect against an outbreak that could result in lost time and negatively affect the financial performance of the Company.

Competition

Competition within the collision repair industry may limit the ability to maintain or achieve the desired market share.

The collision repair industry in North America, estimated by Boyd to represent approximately $50 billion in annual revenue, is very competitive. The main competitive factors are cost of repair, cycle time, quality, customer satisfaction and adherence to various insurance company processes and performance requirements. There can be no assurance that Boyd’s competitors will not achieve greater market acceptance due to performance or other factors.

Although competition exists mainly on a regional basis, Boyd competes with a small number of other multi-location collision repair operators in many markets in which it operates.

Given these industry characteristics, existing or new competitors, including other automotive-related businesses, may become significantly larger and have greater financial and operational resources than Boyd. Competitors may compete with Boyd in rendering services in the markets in which Boyd currently operates and also in seeking existing facilities to acquire, or new locations to open, in markets in which Boyd desires to expand. There can be no assurance that the Company will be able to maintain or achieve its desired market share.

Access to Capital

Boyd’s ability to raise capital on favorable terms, if at all, in the future may be limited.

The Company grows, in part, through acquisition or start-up of collision and glass repair and replacement businesses. There can be no assurance that Boyd will have sufficient capital resources available to implement its growth strategy. Inability to raise new capital, in the form of debt or equity, could limit Boyd’s future growth through acquisition or start-up.

The Company will endeavor, through a variety of strategies, to ensure in advance that it has sufficient capital for growth. Potential sources of capital include public and private equity placements, senior unsecured bonds, convertible debt offerings, using equity securities to directly pay or partly pay for acquisitions, capital available through strategic alliances with trading partners, lease financing, seller financing, senior and subordinate loan facilities, or by deferring possible future purchase price payments using contingent consideration and call or put options. The Company’s current debt financing arrangements involve, and any future debt financing secured by the Company could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. If the Company raises additional funds through further issuances of convertible debt or equity securities, its existing shareholders could suffer significant dilution, and any new equity securities the Company might issue could have rights, preferences, and privileges superior to those attaching to its common shares. There can be no assurance that the Company will be successful in accessing these or other sources of capital in the future when required or desired by the Company, on advantageous terms or at all, which may adversely affect Boyd’s ability to carry on its business.

The Company and its subsidiaries use financial leverage through the use of debt. The Company’s ability to refinance or to make scheduled payments of interest or principal on its indebtedness will depend on its future operating performance and cash flows, which are subject to prevailing economic conditions, prevailing interest rates, and financial, competitive, business and other factors, many of which are beyond its control.

The Company’s revolving credit facilities and senior unsecured bonds contain restrictive covenants that limit the discretion of the Company’s management and the ability of the Company to incur additional indebtedness, make acquisitions, create liens or other encumbrances, pay dividends or other restricted payments, redeem equity or debt, make investments, sell or otherwise dispose of assets, and merge or consolidate with another entity. In addition, the revolving credit facilities and senior unsecured bonds contain financial covenants that require BGSI and its subsidiaries to meet certain financial ratios and financial condition tests. Failure to comply with the obligations under these credit facilities and senior unsecured bonds could result in an event of default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness were to be accelerated, there can be no assurance that the assets of the Company and its subsidiaries would be sufficient to repay the indebtedness in full. There can also be no assurance that the Company will be able to refinance the credit facilities and bonds as and when they mature. The revolving credit facility is secured by the assets of the Company

Dependence on Key Personnel

The loss of key personnel may adversely affect Boyd’s business.

The success of the Company is dependent on the services of a number of members of management. The experience and talent of these individuals is a significant factor in Boyd’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s business operations and prospects.

Tax Position Risk

The Company’s tax positions may be challenged by the taxation authorities and if such a challenge is successful, it may materially and adversely affect our financial results.

BGSI and its subsidiaries account for income tax positions in accordance with accounting standards for income taxes, which require that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on examination by taxation authorities, based on the technical merits of the position.

Inherent risks and uncertainties can arise over tax positions taken, or expected to be taken, with respect to matters including but not limited to acquisitions, transfer pricing, inter-company charges and allocations, financing charges, fees, related party transactions, tax credits, tax based incentives and stock based transactions. Management uses tax experts to assist in correctly applying and accounting for tax and government assistance program rules, however there can be no assurance that a position taken will not be challenged by the taxation authorities that could result in an unexpected material financial obligation.

Expenses incurred by BGSI and its subsidiaries are only deductible to the extent they are reasonable. There can be no assurance that the taxation authorities will not challenge the reasonableness of certain expenses. If such a challenge were successful, it may materially and adversely affect the financial results of BGSI and its subsidiaries.

BGSI’s shares are qualified investments for a Registered Plan under the Tax Act as the Shares are listed on a “designated stock exchange” (as defined in the Tax Act). The Shares may cease to be a qualified investment for a Registered Plan if they are no longer listed on a designated stock exchange or otherwise cease to meet the applicable criteria under the Tax Act. If the Shares were to become a non-qualified investment, shareholders could become subject to adverse tax consequences.

There can be no assurance that additional changes to the taxation of corporations or changes to other government laws, rules and regulations, either in Canada or the U.S., will not be undertaken which could have a material adverse effect on BGSI’s share price and business. There can be no assurance BGSI will benefit from these rules, that the rules will not change in the future or that BGSI will avail itself of them.

Increased Government Regulation and Tax Risk

Governmental authorities have enacted and could further enact regulations including tax and climate related laws that could increase costs to operate. In addition, Boyd’s failure to comply with health, employment and other federal, state, local and provincial laws, rules and regulations may adversely impact the business.

BGSI and its subsidiaries are subject to various federal, provincial, state and local laws, regulations and taxation authorities, such as those relating to advertising, licensing, consumer protection, consumer privacy, escheatment, anti-money laundering, anti-bribery and corruption, the environment, vehicle emissions and fuel economy, health and safety, and employment practices. Various federal, provincial, state and local agencies as well as other governmental departments administer such laws, regulations and their related rules and policies. Various federal, provincial, state and local agencies as well as other governmental departments administer such laws, regulations and their related rules and policies. New laws governing BGSI or its business could be enacted or changes or amendments to existing laws and regulations could be enacted which could have a significant impact on Boyd. For example, privacy legislation continues to evolve rapidly and tariff changes are being introduced with greater frequency. Failure to comply with the applicable laws, regulations or tax changes may subject BGSI to civil or regulatory proceedings, significant fines and penalties and could have a material adverse impact on our business and financial condition. In addition, BGSI’s reputation may be adversely affected if it were reported to be associated with regulatory violations, including corrupt practices, and such damage to its reputation could adversely affect its ability to grow its business.

It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, Canada’s

Corruption of Foreign Public Officials Act and other applicable local laws of Canada and the United States, and we require our local partners to comply with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we, our former employees or our local partners fail to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

BGSI and its subsidiaries operate distinct businesses in Canada and the U.S. The Company operates a service business and a major component of our services is labor which would not be subject to tariffs. The Company sources parts and materials from domestic vendors in Canada and the U.S. Any changes in tariffs on exports or imports to and from Canada and the U.S may impact the cost of repairs and decrease margins. There can be no assurance that the changes in tariffs would not negatively affect the financial performance of the Company.

A number of jurisdictions in which the Company operates have regulations to limit emissions and pollutants. The Company has adapted its processes in an effort to comply with these regulations. There can be no assurance that these regulations will not have a material adverse impact on BGSI’s business or financial results. Future emission or pollutant regulation compliance requirements may have a material adverse impact on BGSI’s business or financial results.

Fluctuations in Operating Results and Seasonality

Boyd’s business is subject to fluctuations in operating results and seasonality which can affect the company financial results.

The Company’s operating results have been and are expected to continue to be subject to quarterly fluctuations due to a variety of factors including changes in customer purchasing patterns, pricing paid from insurance companies, general operating effectiveness, automobile technologies, general and regional economic downturns, unemployment rates, employee vacation timing and weather conditions. These factors can affect Boyd’s financial results.

Risk of Litigation

Boyd’s business may be impacted by litigation.

BGSI and its subsidiaries could become involved in various legal actions in the ordinary course of business. Litigation loss accruals may be established if it becomes probable that BGSI will incur an expense and the amount can be reasonably estimated. BGSI’s management and internal and external experts are involved in assessing the probability of litigation loss and in estimating any amounts involved. Changes in these assessments may lead to changes in recorded litigation loss accruals. Claims are reviewed on a case by case basis, taking into consideration all information available to BGSI.

The actual costs of resolving claims could be substantially higher or lower than the amounts accrued.

Execution on New Strategies

The Company may not be successful in identifying or implementing new strategies that will be accretive to its business.

New initiatives are introduced from time to time in order to grow Boyd’s business. Initiatives such as entering new markets, introducing and improving related products and services, or identifying new strategies to capture additional market share have the potential to be accretive to the Company’s business when the opportunity is accurately identified and executed. There can be no assurance that the Company identifies new strategies that are accretive to the business or that it is successful in implementing such initiatives.

Insurance Risk

There is no guarantee that our insurance policies would provide full coverage for all potential perils or that Boyd would be able to recover a material loss under these policies.

BGSI insures its property, plant and equipment, including vehicles, through insurance policies with insurance carriers located in Canada and the U.S. Included within these policies is insurance protection against property loss and general liability. BGSI also insures its directors and officers against liabilities arising from errors, omissions, wrongful acts and cybersecurity. Management uses its knowledge, as well as the knowledge of experienced brokers, to ensure that insurable risks are insured appropriately under terms and conditions that would protect BGSI and its subsidiaries from losses. There can be no assurance that all perils would be fully covered or that a material loss would be recoverable under such insurance policies.

Interest Rates

Future increases in interest rates could negatively affect the Company’s financial performance.

The Company occasionally fixes the interest rate on its debt using interest rate swap contracts or other provisions available in its debt facilities. There can be no guarantee that interest rate swaps or other contract terms that effectively turn variable rate debt into fixed rates will be an effective hedge against long-term interest rate fluctuations.

The Company has not fixed interest rates within its revolving credit facility. There can be no assurance that interest rates either in Canada or the U.S. will not increase in the future, which could result in a material adverse effect on the Company’s financial performance.

U.S. Health Care Costs and Workers Compensation Claims

Rising U.S. health care costs may prevent the Company from providing affordable health care insurance coverage to its employees. The business could face potential financial strain from significant workers’ compensation claims, particularly those that remain unreported for extended periods.

BGSI accrues for the estimated amount of U.S. health care claims and workers compensation claims that may have occurred but were not reported at the end of the reporting period under its health care and workers compensation plans. The accruals are based upon the Company’s knowledge of current claims as well as third party estimates derived from past experience. Significant claim occurrences which remain unreported for a number of months could materially impact this accrual. In addition, as U.S health care costs increase, there can be no assurance given that the Company can continue to offer health care insurance to its employees at a reasonable cost.

Foreign Currency Risk

Fluctuations in the exchange rates between the Canadian dollar and U.S dollar may have adverse impact on BGSI share price and our ability to make future Canadian dollar cash dividends.

A substantial portion of Boyd’s revenue and cash flow are now, and are expected to continue to be, generated in U.S. dollars. Fluctuations in the exchange rates between the Canadian dollar and the U.S. currency may have a material adverse effect on BGSI’s share price and BGSI’s ability to make future Canadian dollar cash dividends.

Capital Expenditures

Changing technology and evolving market needs may increase our required capital expenditures, potentially reducing the cash available for dividend payments and other capital allocation opportunities.

The business of the Company requires ongoing capital maintenance. Moreover, opportunities may arise for capital upgrades providing returns or cost savings that may not be realized in the immediate future, but rather over several years. As vehicle technology advances and market needs change, the capital intensity of the industry may change, requiring expenditures in excess of historical capital maintenance levels. To the extent that capital expenditures are in excess of amounts budgeted, the amounts of cash available for dividends or other capital allocation opportunities may decrease.

Public Company Costs

Boyd incurs and will continue to incur increased expenses as a result of being a public company in Canada and the United States.

The Company incurs significant legal, accounting, New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX) related, reporting, compliance, investor relations and other expenses and increased demands on management time as a result of being a public company in Canada and the United States, some of which the Company did not incur historically as a public company in Canada prior to its listing on the NYSE. Compliance with applicable securities laws and the rules of the NYSE and TSX substantially increases the Company’s expenses, including legal, accounting, audit and compliance costs. Moreover, the securities regulators, stock exchanges and other regulatory authorities may adopt new rules and regulations relating to disclosure, financial reporting and controls and corporate governance in the future, which could subject the Company to additional increases in legal, accounting, audit and other compliance costs. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If the Company’s efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and Boyd’s business may be adversely affected. As a public company in the U.S., it is more expensive for the Company to obtain or retain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue the Company’s coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with the Sarbanes-Oxley Act, that the Company’s internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce timely or accurate financial statements, investors may lose confidence in the Company’s operating results and the price of the Company’s common shares may decline. In addition, if the Company is unable to continue to meet these requirements, the Company may not be able to remain listed on the NYSE.

Following a transition period permitted for a newly public company in the U.S., the Company’s independent registered public accounting firm will be required to attest to the effectiveness of the Company’s internal control over financial reporting. Even if management concludes that the Company’s internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company.

Foreign Private Issuer Status

As a foreign private issuer, Boyd is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.

Boyd is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare the Company’s disclosure documents filed under the Securities Exchange Act of 1934 (the “Exchange Act”), in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the “short swing” profit recovery provisions of Section 16 of the Exchange Act.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be the contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describe the Canadian practices it follows instead. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

If the Company ceases to qualify as a foreign private issuer in future, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase the Company’s costs of being a public company in the U.S.

Boyd is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Company is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”), that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Company’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Company’s common shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Company is a Canadian corporation and some of its directors and officers reside in Canada or the provinces thereof, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the U.S. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against the Company’s directors and officers residing outside of Canada.

The Company is governed by the CBCA with its principal place of business in Canada, certain of the Company’s directors and officers reside or are organized outside of the U.S. and a portion of the Company’s assets or the assets of these persons may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon the Company or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

Intellectual Property

Boyd may not adequately establish or protect its intellectual property and litigation to enforce or defend our intellectual property rights and use may be costly.

The Company’s intellectual property is material to the conduct of its business and the success of the Company’s business strategy depends, in part, on the Company’s continued ability to use its existing trademarks and service marks .The Company relies on a combination of trademarks, service marks, copyrights, trade secrets and similar intellectual property rights, to protect its brands. There can be no assurance any measures taken by the Company to protect its intellectual property rights measures will adequately protect such rights, or prevent or detect the misappropriation or violation of the Company’s intellectual property and related litigation could result in substantial costs and diversion of resources. In addition, the laws of some countries do not protect intellectual property to the same extent as the laws of the U.S. and Canada. If the Company is not able to protect its intellectual property, the value of the Company’s brands may be harmed and there could be a material adverse effect on its business and results of operations.

The Company may also become the subject of claims asserted by third parties for infringement, misappropriation, or other violation of their intellectual property rights. Such claims, whether or not they have merit, could harm the Company’s image, brands, competitive position, ability to expand, lead to significant costs related to defense or settlement and could materially and adversely affect the Company’s business and results of operations. In addition, third parties may assert that the Company’s intellectual property is invalid or unenforceable. If the Company’s rights in any of its intellectual property were invalidated or deemed unenforceable, then third parties could be permitted to engage in competing uses of such intellectual property which, in turn, could lead to a decline in revenues, and negatively affect the Company’s business and results of operations.

Energy Costs

Financial performance could be negatively impacted by rising energy costs.

The Company is exposed to fluctuations in the price of energy. These costs not only impact the costs associated with occupying and operating collision repair facilities but may also affect costs of parts and materials used in the repair process as well as miles driven by automobile owners. There can be no assurance that escalating costs which cannot be offset by energy conservation practices, price increases to clients and customers or productivity gains, would not result in materially lower operating margins. As well, there can be no assurance that escalating energy costs will not materially reduce automobile miles driven and in turn reduce the number of collisions, which could result in a material adverse effect on the Company’s business and financial performance.

OUTSTANDING SHARE DATA

As of March 17, 2026 there were 27,830,064 common shares of BGSI issued and outstanding.

ADDITIONAL INFORMATION

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. Additional information relating to the BGSI is available on SEDAR+ (www.sedarplus.com), EDGAR (www.sec.gov) and the Company website (www.boydgroup.com).